


COMFORT SYSTEMS USA

*Quality People. Building Solutions.*

# 2009 Annual Report





COMFORT SYSTEMS USA®



Comfort Systems USA is a leading national installation and service provider for heating, ventilation, and air conditioning systems, and related mechanical services in the commercial, industrial, and institutional markets.





# Dear Fellow Stockholders

Thanks to our remarkable workforce, 2009 was a great year for Comfort Systems USA, as we successfully overcame challenging economic conditions.

We earned operating income of $57 million ($0.89 per diluted share) on revenues of $1.1 billion. We achieved 5.0% operating income, compared with 6.0% in 2008 and 4.5% in 2007. We had positive cash flow from operations of $46 million and ended the year with an increased cash balance of $128 million, all while acquiring new operations, paying dividends, and reducing our share count.



***Selected Financial Information from Form 10-K***

| (in thousands, except per share amounts) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Revenues | $1,128,907 | $1,321,770 | $1,101,579 |
| Operating income | $ 56,633 | $ 79,446 | $ 49,419 |
| Net income from continuing operations | $ 34,596 | $ 49,804 | $ 32,219 |
| Net income from continuing operations per diluted share | $ 0.90 | $ 1.24 | $ 0.78 |
| Net income | $ 34,182 | $ 49,690 | $ 32,466 |
| Net income per diluted share | $ 0.89 | $ 1.24 | $ 0.79 |
| Debt | $ 7,608 | $ 10,699 | $ 1,500 |
| Stockholders' equity | $ 305,984 | $ 286,471 | $ 262,578 |
| Total assets | $ 574,948 | $ 598,492 | $ 547,067 |

***Non-GAAP Supplemental Information Excluding Certain Items[1]***

| (in thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Earnings before interest, taxes, depreciation, and amortization | $ 69,959 | $ 91,742 | $ 56,210 |
| Free cash flow[2] | $ 45,564 | $ 68,935 | $ 72,819 |

[1] This information is presented because it is responsive to frequent questions we receive about the Company from third parties. However, these measures are not considered primary measures of an entity's financial results under generally accepted accounting principles (GAAP), and accordingly, should not be considered as an alternative to similar measures as determined under GAAP and as reported by the Company. Reconciliations between this supplemental information and the Company's results as reported under GAAP can be found under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of the Company's Annual Report on Form 10-K included herein, and in the Company's Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2010.

[2] We define free cash flow (FCF) as cash flow from operating activities, excluding items related to sales of businesses, less customary capital expenditures, plus proceeds from asset sales. FCF may be defined differently by other companies. FCF is presented because it is a financial measure frequently requested by third parties. However, FCF is not considered to be a primary measure of an entity's financial results under GAAP. Accordingly, FCF should not be considered as an alternative to income from operations, net income, or cash flows as determined under GAAP and as reported by the Company. A reconciliation between FCF and the Company's cash flows as determined under GAAP can be found under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of the Company's Annual Report on Form 10-K included herein.







We distributed $7 million in dividends to our stockholders and spent $13 million on share repurchases during the year. Our 2009 accomplishments demonstrate that Comfort Systems USA can maintain strong economic performance even in a challenging environment.

## What we do is essential – in any economy

We design, build, maintain, repair, and retrofit mechanical systems that are required in any economic environment. Heating, ventilation, air conditioning, plumbing, and mechanical process systems are essential in buildings big and small. In the toughest of times, we benefit from being the providers of a necessity, and we benefit because we service systems that need constant maintenance, repair, and replacement in order to meet their intended purpose.

As the economic downturn has strained ours and other industries, we have taken steps to foster our success and, importantly, allow us to grow our market share and preserve our core


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"2009 was a great year for Comfort Systems USA, as we successfully overcame challenging economic conditions."



resources for future opportunities. Our solid earnings and cash flow are the direct results of our focus on meeting the needs of our market segments under less than favorable conditions.

We enter 2010 building on our enduring strengths, working to earn greater shares of existing markets, and continuing to expand into new markets through strategic acquisitions of strong new partners.



## You can be confident in our people

As we confront economic challenges, the quality of our workforce is the single best reason for you to continue to place confidence in us. Comfort Systems USA is home to the best workforce in our industry; their skills and commitment are our most valuable assets.

We will continue to build our success on the dedication, expertise, and experience of our people, and we will provide them with the training, tools, and processes to become ever more productive.


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"We build, maintain, repair, and monitor mechanical systems that are required in any economic environment."


"We enjoy a rock-solid foundation
that is an extraordinary asset
in the face of adversity."







## We are confident in the future

Despite weakness in the global economy, we believe that 2010 will be a profitable year for us, but we do not expect to achieve the same margins that we realized in 2009. However, we believe that our short-term challenges are likely to lead to long-term gains as we outpace our competition and gain market share. Our investments in our people and business have positioned us to continue value growth for many years to come.

We will continue to prudently deploy cash and manage cash flows to increase the value of Comfort Systems USA. We have enjoyed several successful acquisitions in recent years, including new companies in Raleigh, North Carolina, and Nashville, Tennessee, at the close of 2009. We are optimistic that other excellent acquisition opportunities and values will be there for us in the coming quarters.

Despite recent declines in the economy, our backlog is stronger than at similar points in past downturns, and it is concentrated in markets and locations with strong track records.

As we have proven in past years, our culture, which was formed in adverse market conditions, fosters a company-wide resolve and the energy to fully maximize opportunity during an economic downturn.

We believe that for our company and our stockholders, the best is yet to come. Thank you for your confidence in us. We will continue working to make Comfort Systems USA ever better and more valuable.

Respectfully,

| William F. Murdy | Brian Lane | William George |
|---|---|---|
| Chairman | President | Executive Vice President |
| and Chief Executive Officer | and Chief Operating Officer | and Chief Financial Officer |







# Explanation of Our Form 10-K

Comfort Systems USA is committed to providing clear and comprehensive information about our financial performance. Our 2009 Annual Report includes the complete Form 10-K, which is the report that all U.S. publicly held companies are required to file annually with the Securities and Exchange Commission.

The information contained in the Form 10-K is separated into Parts, which are then separated into Items. Our Form 10-K has four parts:

## Part I: Our Business

In-depth descriptions of our business and industry, strategy, competition, employees, company risk factors, and properties.

## Part II: Our Financial Performance

Management's discussion of our results of operations and financial condition, our financial statements, notes, and supplementary data.

## Part III: Our Management

A discussion of our code of ethics and directions for those who wish to obtain further information.

## Part IV: Exhibits

Certain executives' and directors' signatures and a list of exhibits.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

## ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the Fiscal Year Ended December 31, 2009**

**Commission file number: 1-13011**

# Comfort Systems USA, Inc.

(Exact name of registrant as specified in its charter)

| **Delaware** | **76-0526487** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |

**675 Bering Drive**
**Suite 400**
**Houston, Texas 77057**
**(713) 830-9600**

(Address and telephone number of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on which Registered |
|---|---|
| Common Stock, $.01 par value | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation SK is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company," in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 30, 2009 was approximately $391.5 million, based on the $10.20 last sale price of the registrant's common stock on the New York Stock Exchange on June 30, 2009.

As of February 26, 2010, 37,915,511 shares of the registrant's common stock were outstanding (excluding treasury shares of 3,207,854).

**DOCUMENTS INCORPORATED BY REFERENCE**

The information required by Part III (other than the required information regarding executive officers) is incorporated by reference from the registrant's definitive proxy statement, which will be filed with the Commission not later than 120 days following December 31, 2009.

## *FORWARD-LOOKING STATEMENTS*

*This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current plans and expectations of future events of Comfort Systems USA, Inc. and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, the use of incorrect estimates for bidding a fixed-price contract, undertaking contractual commitments that exceed our labor resources, failing to perform contractual obligations efficiently enough to maintain profitability, national or regional weakness in construction activity and economic conditions, financial difficulties affecting projects, vendors, customers, or subcontractors, our backlog failing to translate into actual revenue or profits, difficulty in obtaining or increased costs associated with bonding and insurance, impairment to goodwill, errors in our percentage-of-completion method of accounting, the result of competition in our markets, our decentralized management structure, shortages of labor and specialty building materials, retention of key management, seasonal fluctuations in the demand for HVAC systems, the imposition of past and future liability from environmental, safety, and health regulations including the inherent risk associated with self-insurance, adverse litigation results and other risks detailed in our reports filed with the Securities and Exchange Commission. A further list and description of these risks, uncertainties and other factors are discussed under "Item 1A. Company Risk Factors." These forward-looking statements speak only as of the date of this filing. Comfort Systems USA, Inc. expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, developments, conditions or circumstances on which any such statement is based.*

# PART I

The terms "Comfort Systems," "we," "us," or "the Company" refer to Comfort Systems USA, Inc. or Comfort Systems USA, Inc. and its consolidated subsidiaries, as appropriate in the context.

## ITEM 1. *Business*

Comfort Systems USA, Inc., a Delaware corporation was established in 1997. We provide comprehensive heating, ventilation and air conditioning ("HVAC") installation, maintenance, repair and replacement services within the mechanical services industry. We have 43 operating units in 72 cities and 80 locations throughout the United States.

We operate primarily in the commercial, industrial and institutional HVAC markets, and perform most of our services within office buildings, retail centers, apartment complexes, manufacturing plants, and healthcare, education and government facilities. In addition to standard HVAC services, we provide specialized applications such as building automation control systems, fire protection, process cooling, electronic monitoring and process piping. Certain locations also perform related activities such as electrical service and plumbing. Approximately 99% of our consolidated 2009 revenues were derived from commercial, industrial and institutional customers and large multi-family residential projects. Approximately 52% of our revenues were attributable to installation services in newly constructed facilities and 48% were attributable to maintenance, repair and replacement services. Our consolidated

2009 revenues were derived from the following service activities, all of which are in the mechanical services industry, the single industry segment we serve:

| Service Activity | Percentage of Revenue |
|---|---|
| HVAC | 77% |
| Plumbing | 15% |
| Building Automation Control Systems | 3% |
| Other | 5% |
| Total | 100% |

Our Internet address is *http://www.comfortsystemsusa.com*. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our website also includes our code of ethics, titled "Corporate Compliance Policy: Standards and Procedures Regarding Business Practices," together with other governance materials including our corporate governance guidelines and our Board committee charters. Printed versions of our code of ethics and our corporate governance guidelines may be obtained upon written request to our Corporate Compliance Officer at our headquarters address.

**Industry Overview**

We believe that the commercial, industrial, and institutional HVAC industry has historically generated annual revenues in excess of $40 billion. HVAC systems are necessary to virtually all commercial, industrial and institutional buildings as well as homes. Because most buildings are sealed, HVAC systems provide the primary method of circulating fresh air in such buildings. In many instances, replacing an aging system with a modern, energy-efficient HVAC system significantly reduces a building's operating costs and improves air quality and HVAC system effectiveness. Older commercial, industrial and institutional facilities often have poor air quality as well as inadequate air conditioning, and older HVAC systems result in significantly higher energy costs than do modern systems. These factors cause many facility owners to consider replacing older systems before the end of their functioning lives.

Many factors positively affect HVAC industry growth, particularly (i) population growth, which has increased the need for commercial, industrial and institutional space, (ii) an aging installed base of buildings and HVAC environmental and energy efficiency equipment, (iii) increasing sophistication, complexity, and efficiency of HVAC systems, (iv) growing emphasis on environmental and energy efficiency, and (v) reduction or elimination of the refrigerants commonly used in older HVAC systems. We believe these factors should increase demand for the reconfiguration or replacement of existing HVAC systems and may also mitigate, to some extent, the effect on the HVAC industry of the cyclicality inherent in the traditional construction industry.

The HVAC industry can be broadly divided into two service functions:

- installation in newly constructed facilities, which provided approximately 52% of our revenues in 2009, and
- maintenance, repair and replacement in existing facilities, which provided the remaining 48% of our 2009 revenues.

*Installation Services.* Installation services consist of "design and build" and "plan and spec" projects. In "design and build" projects, the commercial HVAC company is responsible for designing, engineering and installing a cost-effective, energy-efficient system customized to the specific needs of the building owner. Costs and other project terms are normally negotiated between the building owner or its representative and the HVAC company. Companies that specialize in "design and build" projects generally have specially-trained HVAC engineers, CAD/CAM design systems and in-house sheet metal and prefabrication capabilities. These companies use a consultative approach with customers and tend to develop long-term relationships with building owners and developers, general contractors, architects, consulting engineers and property managers. "Plan and spec" installation refers to projects in which a third-party architect or consulting engineer designs the HVAC systems and the installation project is "put out for bid." We believe that "plan and spec" projects usually take longer to complete than "design and build" projects because the system design and installation process generally are not integrated, thus resulting in more frequent adjustments to the technical specifications of the project and corresponding changes in work requirements and schedules. These adjustments can occur during the bid process or during the project itself, in either case adding weeks or months to the project schedule. Furthermore, in "plan and spec" projects, the HVAC company is not responsible for project design and other parties must also approve any changes, thereby increasing overall project time and cost.

*Maintenance, Repair and Replacement Services.* These services include maintaining, repairing, replacing, reconfiguring and monitoring previously installed HVAC systems and building automation controls. The growth and aging of the installed base of HVAC systems and the demand for more efficient and sophisticated systems and building automation controls have fueled growth in this service line. The increasing complexity of these HVAC systems is leading many commercial, industrial and institutional building owners and property managers to increase attention to maintenance and to outsource maintenance and repair, often through service agreements with HVAC service providers. In addition, further restrictions have been placed on the use of certain types of refrigerants used in HVAC systems, which, along with indoor air quality concerns, may increase demand for the reconfiguration and replacement of existing HVAC systems. State-of-the-art control and monitoring systems feature electronic sensors and microprocessors. These systems require specialized training to install, maintain and repair, and the typical building engineer employed directly by a building owner or manager has not received this training. Increasingly, HVAC systems in commercial, industrial and institutional buildings are being remotely monitored through computer-based communications systems to improve energy efficiency and expedite problem diagnosis and correction, thereby allowing us to provide maintenance and repair services at a lower cost.

**Strategy**

We focus on strengthening operating competencies and on increasing profit margins. The key elements of our operating strategy are:

*Achieve Excellence in Core Competencies.* We have identified six core competencies, which we believe are critical to attracting and retaining customers, increasing operating income and cash flow and creating additional employment opportunities. The six core competencies are: (i) customer cultivation and intimacy, (ii) design and build expertise, (iii) estimating, (iv) job costing and job measurements, (v) safety, and (vi) service capability.

*Achieve Operating Efficiencies.* We think we can achieve operating efficiencies and cost savings through purchasing economies, adopting "best practices" operating programs, and focusing on job management to deliver services in a cost-effective and efficient manner. We have placed great emphasis on improving the "job loop" at our locations—qualifying, estimating, pricing and executing projects effectively and efficiently, then promptly assessing project experience for applicability to current and future projects. We also use our combined purchasing to gain volume discounts on products and services such as HVAC components, raw materials, services, vehicles, bonding, insurance and employee benefits.

*Attract, Retain and Invest in our Employees.* We seek to attract and retain quality employees by providing them an enhanced career path from working for a larger company, the opportunity to realize a more stable income and attractive benefits packages. Over the past few years we have made substantial investments in training, including programs for project managers, field superintendents, service managers, sales managers, estimators, and more recently, leadership and development of key managers and leaders. We believe these programs can lead to significantly increased efficiency and growth.

*Focus on Commercial, Industrial and Institutional Markets.* We primarily focus on the commercial, industrial and institutional markets, with particular emphasis on "design and build" installation services, and on maintenance, repair and replacement services. We believe that the commercial, industrial, and institutional HVAC markets are attractive because of their growth opportunities, large and diverse customer base, reduced weather exposure as compared to residential markets, attractive margins and potential for long-term relationships with building owners, property managers, general contractors and architects. We believe that although the end-use is ultimately residential, large multi-family projects have many of the same characteristics as commercial construction. Although we plan to continue our involvement in multi-family work, we have decided to focus a portion of our resources away from this work and we expect that as a result, the portion of our work that is multi-family will diminish somewhat in the future. Approximately 99% of our consolidated 2009 revenues were derived from commercial, industrial, and institutional customers and large multi-family residential projects.

*Leveraging Resources and Capabilities.* We believe significant operating efficiencies can be achieved by leveraging resources among our operating locations. For example, we have shifted certain prefabrication activities into centralized locations thereby increasing asset utilization in these centralized locations and redirecting prefabrication employees into other operational areas. We also allocate our engineering, field and supervisory labor from one operation to another to more fully use our employee base, meet our customers' needs, and share expertise. We believe we have realized scale benefits from combining purchasing, insurance, benefits, bonding, and financing activities across our operations. We also believe larger regional and national commercial, industrial, and institutional entities can benefit from consolidating their HVAC needs with service companies that are capable of providing those services regionally or nationally. In response to this opportunity, we operate a national call center to dispatch technicians to regional and national sites requiring service and use web-based proprietary information systems to maintain information on the customer's sites and equipment.

*Maintain a Diverse Customer, Geographic and Project Base.* We have what we believe is a well-diversified distribution of revenues across end-use sectors that reduces our exposure to negative developments in any given sector. We also believe we have a reasonable degree of geographical diversification, again reducing our exposure to negative developments in any given region. Our distribution of revenues in 2009 by end-use sector was as follows:

| | |
|---|---|
| Education | 23% |
| Government | 14% |
| Healthcare | 12% |
| Manufacturing | 12% |
| Office Buildings | 11% |
| Multi-Family | 9% |
| Retail/Restaurants | 8% |
| Other | 5% |
| Lodging and Entertainment | 2% |
| Religious/Not for profit | 2% |
| Distribution | 1% |
| Residential | 1% |
| Total | 100% |

Approximately 85% of our revenues are earned on a project basis for installation of HVAC systems in newly constructed facilities or for replacement of HVAC systems in existing facilities. As of December 31, 2009, we had 4,561 projects in process with an aggregate contract value of approximately $1,924.8 million. Our average project takes six to nine months to complete, with an average contract price of approximately $420,000. This relatively small average project size, when taken together with the approximately 15% of our revenues derived from maintenance and service, provides us with what we believe is a reasonably broad base of work for a company involved in the construction services sector. A stratification of projects in progress as of December 31, 2009, by contract price is as follows:

| Contract Price of Project | No. of Projects | Aggregate Contract Price Value (millions) |
|---|---|---|
| Under $1 million | 4,242 | $ 638.8 |
| $1 million - $5 million | 241 | 555.3 |
| $5 million - $10 million | 53 | 372.5 |
| $10 million - $15 million | 19 | 225.9 |
| $15 million - $31 million | 6 | 132.3 |
| Total | 4,561 | $1,924.8 |

*Seek Growth Through Expansion and Acquisitions.* We believe that we can increase our operating income by opportunistically entering new markets or service lines through expansion and acquisition. We have based such expansion on existing customers, relationships or expertise, and expect to selectively pursue such opportunities in the future. We continually seek opportunities to acquire businesses that have attractive valuations and meet other criteria involving financial, operational, management, and geographic considerations.

We are investing in initiatives to expand the proportion of our revenues that are service based. We are actively concentrating our existing managerial resources on training and hiring experienced employees to procure and profitably perform service work. In some locations we have added service capability, and we believe our investments and efforts will stimulate growth in all aspects of the commercial HVAC and service and repair business.

### Operations and Services Provided

We provide a wide range of installation, maintenance, repair and replacement services for HVAC and related systems in commercial, industrial and institutional properties. We manage our locations on a decentralized basis, with local management maintaining responsibility for day-to-day operating decisions. Our local management is augmented by regional leadership that focuses on core business competencies, regional financial performance, cooperation and coordination between locations, implementing best practices, and on major corporate initiatives. In addition to senior management, local personnel generally include design engineers, sales personnel, customer service personnel, installation and service technicians, sheet metal and prefabrication technicians, estimators and administrative personnel. We have centralized certain administrative functions such as insurance, employee benefits, training, safety programs, marketing and cash management to enable our local operating management to focus on pursuing new business opportunities and improving operating efficiencies. We also combine certain back office and administrative functions at various locations.

*Installation Services.* Our installation business related to newly constructed facilities, which comprised approximately 52% of our consolidated 2009 revenues, involves the design, engineering, integration, installation and start-up of HVAC, building automation controls and related systems. We provide "design and build" and "plan and spec" installation services for office buildings, retail centers, apartment complexes, manufacturing plants, health care, education and government facilities and other commercial, industrial, and institutional facilities. In a "design and build" installation, working with the customer, we determine the needed capacity and energy efficiency of the HVAC system that best suits the proposed facility. We then estimate the amount of time, labor, materials and equipment needed to build the specified system. The final design, terms, price and timing of the project are then negotiated with the customer or its representatives, after which any necessary modifications are made to the system plan. In "plan and spec" installation, we participate in a bid process to provide labor, equipment, materials and installation based on plans and engineering specifications provided by a customer, general contractor or consulting engineer.

Once an agreement has been reached, we order the necessary materials and equipment for delivery to meet the project schedule. In many instances, we fabricate the ductwork and piping and assemble certain components for the system based on the mechanical drawing specifications, eliminating the need to subcontract ductwork or piping fabrication. Then we install the system at the project site, working closely with the general contractor. Our average project takes six to nine months to complete, with an average contract price of approximately $420,000. We also perform larger project work, with 319 contracts in progress at December 31, 2009 with contract prices in excess of $1 million. Our largest project currently in progress has a contract price of $31.4 million. Project contracts typically provide for periodic billings to the customer as we meet progress milestones or incur cost on the project. Project contracts in our industry also frequently allow for a small portion of progress billings or contract price to be withheld by the customer until after we have completed the work, typically for six months. Amounts withheld under this practice are known as retention or retainage.

We also install process cooling systems and building automation controls and monitoring systems. Process cooling systems are used primarily in industrial facilities to provide heating and/or cooling to precise temperature and climate standards for products being manufactured and for the manufacturing equipment. Building automation control systems are used in HVAC and process cooling systems to maintain pre-established temperature or climate standards for commercial or industrial facilities. Building automation control systems are capable not only of controlling a facility's entire HVAC system, often on a room-by-room basis, but can also be programmed to integrate energy management, and monitoring for purposes of security, fire, card key access, lighting and other building systems. This monitoring can be performed on-site or remotely through a computer-based communications system. The monitoring system communicates an exception when a system is operating outside pre-established parameters. Diagnosis of potential problems and remedial adjustments can often be performed remotely from system monitoring terminals.

*Maintenance, Repair and Replacement Services.* Our maintenance, repair and replacement services comprised approximately 48% of our consolidated 2009 revenues and include the maintenance, repair, replacement, reconfiguration and monitoring of HVAC systems and industrial process piping. Approximately two-thirds of our maintenance, repair and replacement revenues were derived from replacing and reconfiguring existing HVAC systems for commercial, industrial, and institutional customers. Replacement and reconfiguration are usually performed on a project basis and often use consultative expertise similar to that provided in the "design and build" installation market.

Maintenance and repair services are provided either in response to service calls or under a service agreement. Service calls are coordinated by customer service representatives or dispatchers that use computer and communication technology to process orders, arrange service calls, communicate with customers, dispatch technicians and invoice customers. Service technicians work from service vehicles equipped with commonly used parts, supplies and tools to complete a variety of jobs. Commercial, industrial and institutional service agreements usually have terms of one to three years, with automatic annual renewals, and typically with 30-60 day cancellation notice periods. We also provide remote monitoring of temperature, pressure, humidity and air flow for HVAC systems. If the system is not operating within the specifications set forth by the customer and cannot be remotely adjusted, a service crew is dispatched to analyze and repair the system.

**Sources of Supply**

The raw materials and components we use include HVAC system components, ductwork, steel, sheet metal and copper tubing and piping. These raw materials and components are generally available from a variety of domestic or foreign suppliers at competitive prices. Delivery times are typically short for most raw materials and standard components, but during periods of peak demand, may extend to one month or more. Over the last several years, many steel, iron and copper products, in particular, have experienced significant price fluctuation and some constrained availability. We estimate that direct purchase of these commodities comprises between 10% and 15% of our average project cost. We have procedures to reduce commodity cost exposure; early buying of commodities for particular projects, or for general inventory, as well as including escalation and escape provisions in project bids and contracts wherever possible. The negative effects of unrecovered commodity cost inflation in our project results have been modest, and are reviewed further in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" later in this report.

Chillers for large units typically have the longest delivery time and generally have lead times of up to six months. The major components of commercial HVAC systems are compressors and chillers that are manufactured primarily by Carrier, Lennox, McQuay, Trane and York. The major suppliers of building automation control systems are Honeywell, Johnson Controls, Siemens, York, Automated Logic, Novar and Andover Control Corporation. We do not have any significant contracts guaranteeing us a supply of raw materials or components.

We administer a portion of our procurement activities with Emcor Group, a larger publicly-held provider of electrical and mechanical services and facilities management. This coordination includes contractual arrangements with Emcor under which certain Emcor employees provide procurement management services to us.

**Cyclicality and Seasonality**

Historically, the construction industry has been highly cyclical. As a result, our volume of business may generally be adversely affected by declines in new installation and replacement projects in various geographic regions of the United States during periods of economic weakness.

The HVAC industry is subject to seasonal variations. Specifically, the demand for new installation and replacement is generally lower during the winter months (the first quarter of the year) due to reduced construction activity during inclement weather and less use of air conditioning during the colder months. Demand for HVAC services is generally higher in the second and third calendar quarters due to increased construction activity and increased use of air conditioning during the warmer months. Accordingly, we expect our revenues and operating results generally will be lower in the first and fourth calendar quarters.

### Sales and Marketing

We have a diverse customer base, with no single customer accounting for more than 2% of consolidated 2009 revenues. Management and a dedicated sales force are responsible for developing and maintaining successful long-term relationships with key customers. Customers generally include building owners and developers and property managers, as well as general contractors, architects and consulting engineers. We intend to continue our emphasis on developing and maintaining long-term relationships with our customers by providing superior, high-quality service in a professional manner. We believe we can continue to leverage the diverse technical and marketing strengths at individual locations to expand the services offered in other local markets. With respect to multi-location service opportunities, we maintain a national sales force in our national accounts group.

### Employees

As of December 31, 2009, we had 5,623 employees. We have collective bargaining agreements covering 4 employees. We have not experienced and do not expect any significant strikes or work stoppages and believe our relations with employees covered by collective bargaining agreements are good.

### Recruiting, Training and Safety

Our continued success depends, in part, on our ability to continue to attract, retain and motivate qualified engineers, service technicians, field supervisors and project managers. We believe our success in retaining qualified employees will be based on the quality of our recruiting, training, compensation, employee benefits programs and opportunities for advancement. We provide on-the-job training, technical training, apprenticeship programs, attractive benefit packages and career advancement opportunities within our company.

We have established comprehensive safety programs throughout our operations to ensure that all technicians comply with safety standards we have established and that are established under federal, state and local laws and regulations. Additionally, we have implemented a "best practices" safety program throughout our operations, which provides employees with incentives to improve safety performance and decrease workplace accidents. Regional safety directors establish safety programs and benchmarking to improve safety within their region. Finally, our employment screening process seeks to determine that prospective employees have requisite skills, sufficient background references and acceptable driving records, if applicable. Our rate of incidents recordable under the standards of the Occupational Safety and Health Administration ("OSHA") per 100 employees per year, also known as the OSHA recordable rate, was 2.90 during 2009. This level was 49% better than the most recently published OSHA rate for our industry.

### Risk Management, Insurance and Litigation

The primary risks in our operations are bodily injury, property damage and workers' compensation injuries. We retain the risk for worker's compensation, employer's liability, auto liability, general liability and employee group health claims resulting from uninsured deductibles per incident or occurrence. Because we have very large deductibles, the vast majority of our claims are paid by us, so as a practical matter we self-insure the great majority of these risks. Losses up to such per-incident deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages utilizing the assistance of an actuary to project the extent of these obligations.

We are subject to certain claims and lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, in our opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results or financial condition, after giving effect to provisions already recorded.

In addition to the matters described above, we have accrued $6.5 million as of December 31, 2009 for potential and asserted backcharges from several customers of our large multi-family operation based in Texas. The additions and reductions to the accrual were included in "Cost of Services." The accrual is included in "Other Current Liabilities". We believe these accruals reflect a probable outcome with respect to such backcharges and potential backcharges, however, if we are not successful in resolving these disputes, we may in the future experience a material adverse effect on our operating results.

The following table summarizes the backcharge activity for the years ended December 31, 2007, 2008 and 2009 (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Balance at beginning of year | $ — | $ 6,181 | $ 5,838 |
| Additions | 6,181 | 4,133 | 2,350 |
| Reductions | — | — | (650) |
| Settlements | — | (4,476) | (1,049) |
| Balance at end of year | $6,181 | $ 5,838 | $ 6,489 |

We typically warrant labor for the first year after installation on new HVAC systems and pass through to the customer manufacturers' warranties on equipment. We generally warrant labor for 30 days after servicing of existing HVAC systems. We do not expect warranty claims to have a material adverse effect on our financial position or results of operations.

**Competition**

The HVAC industry is highly competitive and consists of thousands of local and regional companies. We believe that purchasing decisions in the commercial, industrial and institutional markets are based on (i) competitive price, (ii) long-term customer relationships, (iii) quality, timeliness and reliability of services provided, (iv) an organization's perceived stability based on years in business, financial strength, and access to bonding, (v) range of services provided, and (vi) scale of operation. To improve our competitive position we focus on both the consultative "design and build" installation market and the maintenance, repair and replacement market to promote first the development and then the strengthening of long-term customer relationships. In addition, we believe our ability to provide multi-location coverage, access to project financing and specialized technical skills for facilities owners gives us a strategic advantage over smaller competitors who may be unable to provide these services to customers at a competitive price.

We believe that we are larger than most of our competitors, which are generally small, owner-operated companies that typically operate in a limited geographic area. However, there are divisions of larger contracting companies, utilities and HVAC equipment manufacturers that provide HVAC services in some of the same service lines and geographic areas we serve. Some of these competitors and potential competitors have greater financial resources than we do to finance development opportunities and support their operations. We believe our smaller competitors generally compete with us based on price and their long-term relationships with local customers. Our larger competitors compete with us on those factors but may also provide attractive financing and comprehensive service and product packages.

### Vehicles

We operate a fleet of various owned or leased service trucks, vans and support vehicles. We believe these vehicles generally are well maintained and sufficient for our current operations.

### Governmental Regulation and Environmental Matters

Our operations are subject to various federal, state and local laws and regulations, including: (i) licensing requirements applicable to engineering, construction and service technicians, (ii) building and HVAC codes and zoning ordinances, (iii) regulations relating to consumer protection, including those governing residential service agreements, and (iv) regulations relating to worker safety and protection of the environment. We believe we have all required licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements. If we fail to comply with applicable regulations we could be subject to substantial fines or revocation of our operating licenses.

Many state and local regulations governing the HVAC services trades require individuals to hold permits and licenses. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all of our service technicians who work in the state or county that issued the permit or license. We seek to ensure that, where possible, we have two employees who hold any such permits or licenses that may be material to our operations in a particular geographic region.

Our operations are subject to the federal Clean Air Act, as amended, which governs air emissions and imposes specific requirements on the use and handling of chlorofluorocarbons, or CFCs, and certain other refrigerants. Clean Air Act regulations require the certification of service technicians involved in the service or repair of equipment containing these refrigerants and also regulate the containment and recycling of these refrigerants. These requirements have increased our training expenses and expenditures for containment and recycling equipment. The Clean Air Act is intended ultimately to eliminate the use of CFCs in the United States and to require alternative refrigerants to be used in replacement HVAC systems. We do not believe these regulations involving CFCs will materially affect our business on the whole because, although they require us to incur modest ongoing training costs, our competitors also incur such costs, and the regulations may encourage our customers to update their HVAC systems.

### Executive Officers

We have five executive officers.

*William F. Murdy,* age 68, has served as our Chairman of the Board and Chief Executive Officer since June 2000. Prior to this he was Interim President and Chief Executive Officer of Club Quarters, a privately-owned chain of membership hotels. From January 1998 through July 1999, Mr. Murdy served as President, Chief Executive Officer and Chairman of the Board of LandCare USA, a publicly-traded commercial landscape and tree services company. He was primarily responsible for organizing LandCare USA and its listing as a publicly-traded company on the New York Stock Exchange in July 1998. LandCare USA was acquired in July 1999 by another publicly-traded company specializing in services to homeowners and commercial facilities. From 1989 through December 1997, Mr. Murdy was President and Chief Executive Officer of General Investment and Development Company, a privately-held real estate operating company. From 1981 to 1989, Mr. Murdy served as the Managing General Partner of the Morgan Stanley Venture Capital Fund. From 1974 to 1981, Mr. Murdy served as the Senior Vice President, among other positions, of Pacific Resources, Inc., a publicly-traded company involved primarily in petroleum refining and marketing.

*Brian Lane,* age 52, has served as our Chief Operating Officer since January 2009, was our Vice President and then Senior Vice President for Region One of the Company from October 2003 to December 2008. Prior to joining the Company, Mr. Lane spent 15 years at Halliburton, a global provider of products and services to energy, industrial, and government customers, including employment by Brown and Root, an engineering and construction company. During his tenure, he held various positions in business development, strategy, and project activities, including the position of Regional Director of Europe and Africa. Additionally, he held the position of Vice President at Kvaerner, an international engineering and construction company.

*William George,* age 45, has served as our Executive Vice President and Chief Financial Officer since May 2005, was our Senior Vice President, General Counsel and Secretary from May 1998 to May 2005, and was our Vice President, General Counsel and Secretary from March 1997 to April 1998. From October 1995 to February 1997, Mr. George was Vice President and General Counsel of American Medical Response, Inc., a publicly-traded healthcare transportation company. From September 1992 to September 1995, Mr. George practiced corporate and antitrust law at Ropes & Gray, a Boston, Massachusetts law firm.

*Julie S. Shaeff,* age 44 has served as our Senior Vice President and Chief Accounting Officer since May 2005, was our Vice President and Corporate Controller from March 2002 to May 2005, and was our Assistant Corporate Controller from September 1999 to February 2002. From 1996 to August 1999, Ms. Shaeff was Financial Accounting Manager—Corporate Controllers Group for Browning-Ferris Industries, Inc., a publicly-traded waste services company. From 1987 to 1995, she held various positions with Arthur Andersen LLP. Ms. Shaeff is a Certified Public Accountant.

*Trent T. McKenna,* age 37, has served as our Vice President, General Counsel and Secretary since May 2005 and was our Associate General Counsel from August 2004 to May 2005. From February 1999 to August 2004, Mr. McKenna was a practicing attorney in the area of complex commercial litigation in the Houston, TX office of Akin Gump Strauss Hauer & Feld LLP, an international law firm.

## ITEM 1A. *Company Risk Factors*

**Our business is subject to a variety of risks. You should carefully consider the risks described below, together with all the information included in this report. Our business, financial condition and results of operations could be adversely affected by the occurrence of any of these events, which could cause actual results to differ materially from expected and historical results, and the trading price of our common stock could decline.**

***Because we bear the risk of cost overruns in most of our contracts, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.***

Our contract prices are established largely upon estimates and assumptions of our projected costs. These include assumptions about future economic conditions, prices, including commodities prices, and availability of labor, including the costs of providing labor, equipment, materials and other factors outside our control. If our estimates or assumptions prove to be inaccurate, if circumstances change in a way that renders our assumptions and estimates inaccurate or we fail to execute the work cost overruns may occur, and we could experience reduced profits or a loss for projects. For instance, unanticipated technical problems may arise, we could have difficulty obtaining permits or approvals, local laws or labor conditions could change, bad weather could delay construction, raw materials prices could increase, our suppliers' or subcontractors' may fail to perform as expected, or site conditions may be different than we expected. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices. Additionally, in certain circumstances, we guarantee project completion or the achievement of certain acceptance and performance testing levels by a scheduled date. Failure to meet schedule or performance requirements typically results in additional costs to us, and in some cases we may also be liable for consequential and liquidated damages. Performance problems for existing and future projects could cause our actual results of operations to differ materially from those we anticipate as well as damaging our reputation within our industry and our customer base.

***Many of the markets we do work in are currently experiencing an economic downturn that may materially and adversely affect our business because our business is dependent on levels of construction activity.***

The demand for our services is dependent upon the existence of construction projects and service requirements within the markets in which we operate. Any period of economic recession affecting a market or industry in which we transact business is likely to adversely impact our business. Many of the projects we work on have long lifecycles from conception to completion, and the bulk of our performance generally occurs late in a construction project's lifecycle. We experience the results of economic trends well after an economic cycle begins, and therefore will continue to experience the results of an economic recession well after conditions in the general economy have improved. Accordingly, we believe that while our business has already experienced some of the adverse effects of the current economic recessionary cycle, we have yet to experience all of its adverse effects.

We cannot predict the severity or length of the current recession. We believe that the current uncertainty about economic conditions caused by the ongoing recession means that many of our customers are likely to postpone spending while credit markets remain, in large part, closed to funding commercial and industrial developments. The industries and markets we operate in have always been and will continue to be vulnerable to these general macroeconomic downturns because they are cyclical in nature. The current recession is causing a drop off in the demand for projects within our markets and industries, which will likely lead to greater price competition as well as decreased revenue and profit. The current recession is also likely to increase economic instability with our vendors, subcontractors, developers, and general contractors, which could cause us greater liability exposure and could result in us not being paid, as well as decreased revenue and profit. Further, to the extent our vendors, subcontractors, developers, or general contractors seek bankruptcy protection, the bankruptcy will likely force us to incur additional costs in attorneys' fees, as well as other professional consultants, and will result in decreased revenue and profit.

***Our backlog is subject to unexpected adjustments and cancellations, which means that amounts included in our backlog may not result in actual revenue or translate into profits.***

The revenue projected from our backlog may not be realized, or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time or project cancellations or scope adjustments may occur with respect to contracts reflected in our backlog. The revenue projected from our backlog may not be realized or, if realized, may not result in profits.

***A significant portion of our business depends on our ability to provide surety bonds. Current difficulties in the financial and surety markets may adversely affect our bonding capacity and availability.***

In the past we have expanded and it is possible we will continue to expand the number of total contract dollars that require an underlying bond. Surety market conditions are currently difficult as a result of significant losses incurred by many surety companies and the current recession. Consequently, less overall bonding capacity is available in the market and terms have become more expensive and restrictive. We may not be able to maintain a sufficient level of bonding capacity in the future, which could preclude our ability to bid for certain contracts or successfully contract with some customers. Additionally, even if we are able to access bonding capacity to sufficiently bond future work, we may be required to post collateral to secure bonds, which would decrease the liquidity we would have available for other purposes. Our surety providers are under no commitment to guarantee our access to new bonds in the future; thus, our ability to access or increase bonding capacity is at the sole discretion of our surety providers. If our surety companies were to limit or eliminate our access to bonds, our alternatives would include seeking bonding capacity from other surety companies, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. As such, if we were to experience an interruption or reduction in the availability of bonding capacity, it is likely we would be unable to compete for or work on certain projects.

***Goodwill impairment charges have negatively impacted our earnings in the past. Earnings for future periods may be impacted by additional charges for goodwill and intangible assets.***

Goodwill is the excess of purchase cost over the fair value of the net assets of acquired businesses. We carry a significant amount of goodwill and identifiable intangible assets on our consolidated balance sheets. Goodwill and other intangible assets with indefinite useful lives are required to be tested at least annually for impairment. We perform a goodwill impairment review in the fourth quarter of every fiscal year. Additionally, we perform a goodwill impairment review whenever events or changes in circumstances indicate that the carrying value of our assets may not be recoverable. The recent recession could potentially cause the carrying value of our assets to be lower than their fair value, resulting in an impairment to goodwill. We may determine at a future date that an additional significant impairment has occurred in the value of our unamortized intangible assets or fixed assets, which could require us to write off an additional portion of our assets and could adversely affect our financial condition or our reported results of operations.

***Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues or profits.***

A material portion of our revenue is recognized using the percentage-of-completion method of accounting, which results in our recognizing contract revenues and earnings ratably over the contract term in the proportion that our actual costs bear to our estimated contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenue, costs and profitability. We review our estimates of contract revenue, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes with the customer on amounts invoiced or claims against the customer for increased costs incurred by us due to customer-induced delays and other factors. Contract losses are recognized in the fiscal period when the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. As a result of the requirements of the percentage-of-completion method of accounting, the possibility exists, for example, that we could have estimated and reported a profit on a contract over several periods and later determined, usually near contract completion, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made, thereby eliminating all or a portion of any profits from other contracts that would have otherwise been reported in such period or even resulting in a loss being reported for such period. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits.

***Intense competition in our industry could reduce our market share and our profit.***

The markets we serve are highly competitive. Our industry is characterized by many small companies whose activities are geographically concentrated. We compete on the basis of our technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability. While we believe our customers consider a number of these factors in awarding available contracts, a large portion of our work is awarded through a bid process. Consequently, price is often the principal factor in determining which contractor is selected, especially on smaller, less complex projects. Smaller competitors are sometimes able to win bids for these projects based on price alone due to their lower cost and financial return requirements. We expect competition to intensify in our industry, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. We also expect increased competition from in-house service providers. Some of our customers have employees who perform service work similar to the services we provide. If we are unable to meet these competitive challenges, we will lose market share to our competitors and experience an overall reduction in our profits. In addition, our profitability would be impaired if we have to reduce our prices to remain competitive.

***We are a decentralized company and place significant decision making powers with our subsidiaries' management, which presents certain risks.***

We believe that our practice of placing significant decision making powers with local management is important to our successful growth and allows us to be responsive to opportunities and to our customers' needs. However, this practice presents certain risks, including the risk that we may be slower or less effective in our attempts to identify or react to problems affecting an important business than we would under a more centralized structure.

***If we are unable to attract and retain qualified managers and employees, we will be unable to operate efficiently, which could reduce our profitability.***

Our business is labor intensive, and many of our operations experience a high rate of employment turnover. At times of low unemployment rates in the United States, it will be more difficult for us to find qualified personnel at low cost in some geographic areas where we operate. Additionally, our business is managed by a small number of key executive and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages, increased labor costs or the loss of key personnel could reduce our profitability and negatively impact our business.

***Past and future environmental, safety and health regulations could impose significant additional costs on us that reduce our profits.***

HVAC systems are subject to various environmental statutes and regulations, including the Clean Air Act and those regulating the production, servicing and disposal of certain ozone-depleting refrigerants used in HVAC systems. There can be no assurance that the regulatory environment in which we operate will not change significantly in the future. Various local, state and federal laws and regulations impose licensing standards on technicians who install and service HVAC systems. Our failure to comply with these laws and regulations could subject us to substantial fines and potentially the loss of our licenses. It is impossible to predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations.

***Our insurance policies against many potential liabilities require high deductibles, and our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks. Additionally, current difficulties in the insurance markets may adversely affect our ability to obtain necessary insurance.***

Although we maintain insurance policies with respect to our related exposures, these policies are subject to high deductibles; as such, we are, in effect, self-insured for substantially all of our claims. We hire an actuary to determine any liabilities for unpaid claims and associated expenses for the three major lines of coverage (worker's compensation, general liability and auto liability). The determination of these claims and expenses and the appropriateness of the estimated liability are reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents that have occurred but are not reported and the effectiveness of our safety program. Our accruals are based upon known facts, historical trends (both internal trends and industry averages) and our reasonable estimate of our future expenses. We believe our accruals are adequate. However, our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. In January 2009 our company-wide risk manager left the company, and his former job responsibilities are being shared between several of our officers. If any of the variety of instruments, processes or strategies we utilize to manage our exposure to various types of risk are not effective, which could include a failed transition of the prior risk manager's work duties, we may incur losses that are not covered by our insurance policies or that exceed our accruals or coverage limits.

Additionally, we typically are contractually required to provide proof of insurance on projects we work on. Insurance market conditions are currently very difficult as a result of significant investment losses incurred by many insurance companies, as well as other effects of the current recession. Consequently, the insurance market is expected to become more expensive and restrictive. As such, we may not be able to maintain commercially reasonable levels of insurance coverage in the future, which could preclude our ability to work on many projects. Our insurance providers are under no commitment to renew our existing insurance policies in the future; thus, our ability to obtain necessary levels or kinds of insurance coverage is subject to market forces out of our control. If we were unable to obtain necessary levels of insurance, it is likely we would be unable to compete for or work on most projects.

***If we experience delays and/or defaults in customer payments, we could be unable to recover all expenditures.***

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures on projects as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making their payments on a project in which we have devoted resources, it could have a material negative effect on our results of operations.

***Actual and potential claims, lawsuits and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.***

We are likely to continue to be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. Most of the actions against us arise out of the normal course of our performing services on project sites. We also are and are likely to continue to be a plaintiff in legal proceedings against customers, in which we seek to recover payment of contractual amounts we are owed as well as claims for increased costs we incur. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or wrong, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

***Our recent and future acquisitions may not be successful.***

We expect to continue pursuing selective acquisitions of businesses. We cannot assure you that we will be able to locate acquisitions or that we will be able to consummate transactions on terms and conditions acceptable to us, or that acquired businesses will be profitable. Acquisitions may expose us to additional business risks different than those we have traditionally experienced. We also may encounter difficulties integrating acquired businesses and successfully managing the growth we expect to experience from these acquisitions.

We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. We can give no assurances that any future acquisitions will not dilute earnings or disrupt the payment of a stockholder dividend. To the extent we succeed in making acquisitions, a number of risks will result, including:

- the assumption of material liabilities (including for environmental-related costs);
- failure of due diligence to uncover situations that could result in legal exposure or to quantify the true liability exposure from known risks;
- the diversion of management's attention from the management of daily operations to the integration of operations;
- difficulties in the assimilation and retention of employees and difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations, as well as the retention of employees generally;
- the risk of additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls; and
- we may not be able to realize the cost savings or other financial benefits we anticipated prior to the acquisition.

The failure to successfully integrate acquisitions could have an adverse effect on our business, financial condition and results of operations.

***Our common stock, which is listed on the New York Stock Exchange, has from time-to-time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and our stockholders may suffer losses.***

The market price of our common stock may change significantly in response to various factors and events beyond our control. A variety of events may cause the market price of our common stock to fluctuate significantly, including the following: (i) the risk factors described in this Report on Form 10-K; (ii) a shortfall in operating revenue or net income from that expected by securities analysts and investors; (iii) changes in securities analysts' estimates of our financial performance or that of our competitors or companies in our industry generally; (iv) general conditions in our customers' industries; (v) general conditions in the securities markets; (vi) our announcements of significant contracts, milestones, acquisitions; (vii) our relationship with other companies; (viii) our investors' view of the sectors and markets in which we operate; and (ix) additions or departures of key personnel. Some companies that have volatile market prices for their securities have been subject to security class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

***If we do not effectively manage our growth, our existing infrastructure may become strained, and we may be unable to increase revenue growth.***

Our past and any future growth that we have experienced, and in the future may experience, may provide challenges to our organization, requiring us to expand our personnel and our operations. Future growth may strain our infrastructure, operations and other managerial and operating resources. If our business resources become strained, our earnings may be adversely affected and we may be unable to increase revenue growth. Further, we may undertake contractual commitments that exceed our labor resources, which could also adversely affect our earnings and our ability to increase revenue growth.

***Failure or circumvention of our disclosure controls and procedures or internal controls over financial reporting could seriously harm our financial condition, results of operations, and our business.***

We plan to continue to maintain and strengthen internal controls and procedures to enhance the effectiveness of our disclosure controls and internal controls over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. Any failure of our disclosure controls and procedures or internal controls over financial reporting could harm our financial condition and results of operations.

***Our charter contains certain anti-takeover provisions that may inhibit or delay a change in control.***

Our certificate of incorporation authorizes our board of directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the common stock respecting dividends and distributions and voting rights) as the board of directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control by means of a tender offer, merger, proxy contest or otherwise. Additionally, certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors.

***Failure to successfully comply with Section 404 of the Sarbanes-Oxley Act of 2002 on a timely basis could seriously harm our business.***

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on our internal controls over financial reporting and also requires our independent registered public accountants to attest to this report. Although we have historically complied with Section 404, we may not successfully comply with Section 404 on a timely basis in the future. The failure to comply with Section 404 could harm our financial condition and results of operations.

## ITEM 1B. *Unresolved Staff Comments*

None.

## ITEM 2. *Properties*

We own three properties; one of which we acquired through acquisition and two which we formerly leased. Other than these three properties, we lease the real property and buildings from which we operate. Our facilities are located in 28 states and Puerto Rico and consist of offices, shops, and fabrication, maintenance and warehouse facilities. Generally, leases range from three to ten years and are on terms we believe to be commercially reasonable. A majority of these premises are leased from individuals or entities with whom we have no other business relationship. In certain instances these leases are with current or former employees. To the extent we renew, enter into leases or otherwise change leases with current or former employees, we enter into such agreements on terms that reflect a fair market valuation for the properties. Leased premises range in size from approximately 1,000 square feet to 130,000 square feet. To maximize available capital, we generally intend to continue to lease our properties, but may consider further purchases of property where we believe ownership would be more economical. We believe that our facilities are sufficient for our current needs.

We lease our executive and administrative offices in Houston, Texas.

## ITEM 3. *Legal Proceedings*

We are subject to certain claims and lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, in our opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results or financial condition, after giving effect to provisions already recorded.

## ITEM 4. *[Reserved]*

# PART II

## ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The following table sets forth the reported high and low sales prices of our Common Stock for the quarters indicated as traded at the New York Stock Exchange. Our Common Stock is traded under the symbol FIX:

| | High | Low | Cash Dividends Declared |
|---|---|---|---|
| First Quarter, 2008 | $13.20 | $ 9.78 | $0.045 |
| Second Quarter, 2008 | $14.09 | $12.86 | $0.045 |
| Third Quarter, 2008 | $15.48 | $12.07 | $0.045 |
| Fourth Quarter, 2008 | $12.95 | $ 6.65 | $0.045 |
| First Quarter, 2009 | $11.44 | $ 8.20 | $0.045 |
| Second Quarter, 2009 | $11.47 | $ 8.89 | $0.045 |
| Third Quarter, 2009 | $12.63 | $ 9.73 | $0.050 |
| Fourth Quarter, 2009 | $12.76 | $10.69 | $0.050 |

As of February 26, 2010 there were approximately 389 stockholders of record of our Common Stock, and the last reported sale price on that date was $11.72 per share.

We expect to continue paying cash dividends quarterly, although there is no assurance as to future dividends because they depend on future earnings, capital requirements, and financial condition. In addition, our revolving credit agreement limits the amount of dividends we can pay at any time that the ratio of our total indebtedness less cash and cash equivalents to our Credit Facility Adjusted EBITDA exceeds 1.0.

The following Corporate Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***
Among Comfort Systems USA, Inc., The S&P 500 Index
And The Russell 2000 Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Comfort Systems USA, Inc.
S&P 500
Russell 2000

* $100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

**Recent Sales of Unregistered Securities**

None.

**Issuer Purchases of Equity Securities**

On March 29, 2007, our Board of Directors (the "Board") approved a stock repurchase program to acquire up to one million shares of our outstanding common stock. As of December 31, 2008, the Board approved extensions of the program to cover an additional 2.9 million shares. During the first quarter of 2009, the Board approved an extension to cover an additional 0.5 million shares. During the third quarter of 2009, the Board approved an extension of the program to cover an additional 0.5 million shares. Since the inception of the repurchase program, the Board has approved 4.9 million shares to be repurchased.

The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time.

During the year ended December 31, 2009, we purchased our common shares in the following amounts at the following average prices:

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| January 1 - January 31 | 33,900 | $10.33 | 3,234,209 | 618,450 |
| February 1 - February 28 | 41,300 | $10.10 | 3,275,509 | 577,150 |
| March 1 - March 31 | 128,000 | $ 9.20 | 3,403,509 | 995,500 |
| April 1 - April 30 | 32,900 | $10.58 | 3,436,409 | 962,600 |
| May 1 - May 31 | 294,400 | $ 9.39 | 3,730,809 | 668,200 |
| June 1 - June 30 | 70,600 | $ 9.57 | 3,801,409 | 597,600 |
| July 1 - July 31 | 56,000 | $10.06 | 3,857,409 | 541,600 |
| August 1 - August 31 | 18,000 | $11.31 | 3,875,409 | 1,000,000 |
| September 1 - September 30 | 168,600 | $11.16 | 4,044,009 | 831,400 |
| October 1 - October 31 | 71,900 | $11.30 | 4,115,909 | 759,500 |
| November 1 - November 30 | 204,900 | $11.23 | 4,320,809 | 554,600 |
| December 1 - December 31 | 91,300 | $11.92 | 4,412,109 | 463,300 |
| | 1,211,800 | $10.39 | 4,412,109 | 463,300 |

**ITEM 6.** ***Selected Financial Data***

The following selected historical financial data has been derived from our audited financial statements and should be read in conjunction with the historical Consolidated Financial Statements and related notes:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2008 | 2009 |
| | (in thousands, except share amounts) | | | | |
| **STATEMENT OF OPERATIONS DATA:** | | | | | |
| Revenues | $882,656 | $1,048,148 | $1,101,579 | $1,321,770 | $1,128,907 |
| Operating income(a) | $ 413 | $ 44,019 | $ 49,419 | $ 79,446 | $ 56,633 |
| Income (loss) from continuing operations | $(15,259) | $ 28,420 | $ 32,219 | $ 49,804 | $ 34,596 |
| Discontinued operations— | | | | | |
| Operating income (loss), net of tax | $ (919) | $ 94 | $ 247 | $ (114) | $ (339) |
| Estimated gain (loss) on disposition, net of tax | $ 9,952 | $ 210 | $ — | $ — | $ (75) |
| Net income (loss) | $ (6,226) | $ 28,724 | $ 32,466 | $ 49,690 | $ 34,182 |
| Income (loss) per share: | | | | | |
| Basic— | | | | | |
| Income (loss) from continuing operations | $ (0.39) | $ 0.70 | $ 0.79 | $ 1.26 | $ 0.91 |
| Discontinued operations— | | | | | |
| Income (loss) from operations | (0.02) | — | 0.01 | — | (0.01) |
| Estimated gain (loss) on disposition | 0.25 | 0.01 | — | — | — |
| Net income (loss) | $ (0.16) | $ 0.71 | $ 0.80 | $ 1.26 | $ 0.90 |
| Diluted— | | | | | |
| Income (loss) from continuing operations | $ (0.39) | $ 0.69 | $ 0.78 | $ 1.24 | $ 0.90 |
| Discontinued operations— | | | | | |
| Income (loss) from operations | (0.02) | — | 0.01 | — | (0.01) |
| Estimated gain (loss) on disposition | 0.25 | 0.01 | — | — | — |
| Net income (loss) | $ (0.16) | $ 0.70 | $ 0.79 | $ 1.24 | $ 0.89 |
| Cash dividends per share | $ 0.025 | $ 0.140 | $ 0.150 | $ 0.180 | $ 0.190 |
| **BALANCE SHEET DATA:** | | | | | |
| Working capital | $130,915 | $ 158,811 | $ 168,930 | $ 146,804 | $ 164,125 |
| Total assets | $408,683 | $ 461,765 | $ 547,067 | $ 598,492 | $ 574,948 |
| Total debt | $ — | $ — | $ 1,500 | $ 10,699 | $ 7,608 |
| Total stockholders' equity | $213,523 | $ 242,714 | $ 262,578 | $ 286,471 | $ 305,984 |

(a) Included in operating income are goodwill impairment charges of $33.9 million for 2005. There were no goodwill impairment charges for 2006, 2007, 2008 or 2009.

## ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this annual report on Form 10-K. Also see "Forward-Looking Statements" discussion.

### Introduction and Overview

We are a national provider of comprehensive HVAC installation, maintenance, repair and replacement services within the mechanical services industry. The services we provide address a very broad need, as air is circulated through almost all commercial, industrial and institutional buildings virtually year-round. We operate primarily in the commercial, industrial and institutional HVAC markets and perform most of our services within office buildings, retail centers, apartment complexes, manufacturing plants, and healthcare, education and government facilities. In addition to standard HVAC services, we provide specialized applications such as building automation control systems, fire protection, process cooling, electronic monitoring and process piping. Certain locations also perform related activities such as electrical service and plumbing.

#### *Nature and Economics of Our Business*

Approximately 85% of our revenues are earned on a project basis for installation of HVAC systems in newly constructed facilities or for replacement of HVAC systems in existing facilities. Customers hire us to ensure such systems deliver specified or generally expected heating, cooling, conditioning and circulation of air in a facility. This entails installing core system equipment such as packaged heating and air conditioning units, or in the case of larger facilities, separate core components such as chillers, boilers, air handlers, and cooling towers. We also typically install connecting and distribution elements such as piping and ducting. Our responsibilities usually require conforming the systems to pre-established engineering drawings and equipment and performance specifications, which we frequently participate in establishing. Our project management responsibilities include staging equipment and materials to project sites, deploying labor to perform the work, and coordinating with other service providers on the project, including any subcontractors we might use to deliver our portion of the work.

When competing for project business, we usually estimate the costs we will incur on a project, and then propose a bid to the customer that includes a contract price and other performance and payment terms. Our bid price and terms are intended to cover our estimated costs on the project and provide a profit margin to us commensurate with the value of the installed system to the customer, the risk that project costs or duration will vary from estimate, the schedule on which we will be paid, the opportunities for other work that we might forego by committing capacity to this project, and other costs that we incur more broadly to support our operations but which are not specific to the project. Typically customers will seek bids from competitors for a given project. While the criteria on which customers select the winning bid vary widely and include factors such as quality, technical expertise, on-time performance, post-project support and service, and company history and financial strength, we believe that price is the most influential factor for most customers in choosing an HVAC installation and service provider.

After a customer accepts our bid, we generally enter into a contract with the customer that specifies what we will deliver on the project, what our related responsibilities are, and how much and when we will be paid. Our overall price for the project is typically set at a fixed amount in the contract, although changes in project specifications or work conditions that result in unexpected additional work are usually subject to additional payment from the customer via what are commonly known as change orders. Project contracts typically provide for periodic billings to the customer as we meet progress milestones or incur cost on the project. Project contracts in our industry also frequently allow for a small portion of progress billings or contract price to be withheld by the customer until after we have completed the work, typically for six months. Amounts withheld under this practice are known as retention or retainage.

Labor and overhead costs account for the majority of our cost of service. Accordingly, labor management and utilization have the most impact on our project performance. Given the fixed price nature of much of our project work, if our initial estimate of project costs is wrong or we incur cost overruns that cannot be recovered in change orders, we can experience reduced profits or even significant losses on fixed price project work. We also perform some project work on a cost-plus or a time and materials basis, under which we are paid our costs incurred plus an agreed-upon profit margin. These margins are typically less than fixed-price contract margins because there is less risk of unrecoverable cost overruns in cost-plus or time and materials work.

As of December 31, 2009, we had 4,561 projects in process. Our average project takes six to nine months to complete, with an average contract price of approximately $420,000. Our projects generally require working capital funding of equipment and labor costs. Customer payments on periodic billings generally do not recover these costs until late in the job. Our average project duration together with typical retention terms as discussed above generally allow us to complete the realization of revenue and earnings in cash within one year. We have what we believe is a well-diversified distribution of revenues across end-use sectors that we believe reduces our exposure to negative developments in any given sector. Because of the integral nature of HVAC and related controls systems to most buildings, we have the legal right in almost all cases to attach liens to buildings or related funding sources when we have not been fully paid for installing systems, except with respect to some government buildings. The service work that we do, which is discussed further below, usually does not give rise to lien rights.

We also perform larger HVAC projects. As of December 31, 2009, we had 6 projects in process with a contract price of between $15 and $31 million, 19 projects between $10 million and $15 million, 53 projects between $5 million and $10 million, and 241 projects between $1 million and $5 million. Taken together, projects with contract prices of $1 million or more totaled $1,286.0 million of aggregate contract value as of December 31, 2009, or approximately 67%, out of a total contract value for all projects in progress of $1,924.8 million. Generally, projects closer in size to $1 million will be completed in one year or less. It is unusual for us to work on a project that exceeds two years in length.

In addition to project work, approximately 15% of our revenues represent maintenance and repair service on already-installed HVAC and controls systems. This kind of work usually takes from a few hours to a few days to perform. Prices to the customer are usually based on the equipment and materials used in the service as well as technician labor time. We usually bill the customer for service work when it is complete, typically with payment terms of up to thirty days. We also provide maintenance and repair service under ongoing contracts. Under these contracts, we are paid regular monthly or quarterly amounts and provide specified service based on customer requirements. These agreements typically cover periods ranging from one to three years and are cancelable on 30 to 60 days notice.

A relatively small portion of our revenues comes from national and regional account customers. These customers typically have multiple sites, and contract with us to perform maintenance and repair service. These contracts may also provide for us to perform new or replacement systems installation. We operate a national call center to dispatch technicians to sites requiring service. We perform the majority of this work with our own employees, with the balance being subcontracted to third parties that meet our performance qualifications. We will also typically use proprietary information systems to maintain information on the customer's sites and equipment, including performance and service records, and related cost data. These systems track the status of ongoing service and installation work, and may also monitor system performance data. Under these contractual relationships, we usually provide consolidated billing and credit payment terms to the customer.

***Profile and Management of Our Operations***

We manage our 43 operating units based on a variety of factors. Financial measures we emphasize include profitability, and use of capital as indicated by cash flow and by other measures of working capital principally involving project cost, billings and receivables. We also monitor selling, general, administrative and indirect project support expense, backlog, workforce size and mix, growth in revenues and profits, variation of actual project cost from original estimate, and overall financial performance in comparison to budget and updated forecasts. Operational factors we emphasize include project selection, estimating, pricing, management and execution practices, labor utilization, safety, training, and the make-up of both existing backlog as well as new business being pursued, in terms of project size, technical application and facility type, end-use customers and industries, and location of the work.

Most of our operations compete on a local or regional basis. Attracting and retaining effective operating unit managers is an important factor in our business, particularly in view of the relative uniqueness of each market and operation, the importance of relationships with customers and other market participants such as architects and consulting engineers, and the high degree of competition and low barriers to entry in most of our markets. Accordingly, we devote considerable attention to operating unit management quality, stability, and contingency planning, including related considerations of compensation, and non-competition protection where applicable.

***Economic and Industry Factors***

As an HVAC and building controls services provider, we operate in the broader nonresidential construction services industry and are affected by trends in this sector. While we do not have operations in all major cities of the United States, we believe our national presence is sufficiently large that we experience trends in demand for and pricing of our services that are consistent with trends in the national nonresidential construction sector. As a result, we monitor the views of major construction sector forecasters along with macroeconomic factors they believe drive the sector, including trends in gross domestic product, interest rates, business investment, employment, demographics, and the general fiscal condition of federal, state and local governments. Although nonresidential construction activity has demonstrated periods of both significant growth and decline, it has grown at a compound annual rate of approximately 4.2% over the last twenty-five years.

Spending decisions for building construction, renovation and system replacement are generally made on a project basis, usually with some degree of discretion as to when and if projects proceed. With larger amounts of capital, time, and discretion involved, spending decisions are affected to a significant degree by uncertainty, particularly concerns about economic and financial conditions and trends. We have experienced periods of time when economic weakness caused a significant slowdown in decisions to proceed with installation and replacement project work.

***Operating Environment and Management Emphasis***

Nonresidential building construction and renovation activity, as reported by the federal government, declined over the three year period of 2001 to 2003, expanded moderately during 2004 and 2005, and was strong over the three year period from 2006 to 2008. During the decline and through 2003, we responded to market challenges by pursuing work in sectors less affected by this downturn, such as government, educational, and health care facilities, and by establishing marketing initiatives that take advantage of our size and range of expertise. We also responded to declining gross profits over those years by reducing our selling, general, and administrative expenses, and our indirect project and service overhead costs. We believe our efforts in these areas partially offset the decline in our profitability over that period. We have experienced notable improvements in both industry activity as well as our own results from 2004 to 2008.

As a result of our continued strong emphasis on cash flow, our debt outstanding under our revolving credit facility is zero, and we have substantial uncommitted cash balances, as discussed further in "Liquidity and Capital Resources" below. We have a credit facility in place with considerably less restrictive terms than those of our previous facilities; this facility does not expire until February 2012. We have strong surety relationships to support our bonding needs, and we believe our relationships with the surety markets are positive in light of our strong current results and financial position. We have generated positive free cash flow in each of the last ten calendar years and will continue our emphasis in this area. We believe that the relative size and strength of our balance sheet and surety support as compared to most companies in our industry represent competitive advantages for us.

As discussed at greater length in "Results of Operations" below, we have seen declining activity levels in our industry since late 2008 and we expect price competition to continue to be strong, as local and regional competitors respond cautiously to changing conditions. We will continue our efforts to find the more active sectors in our markets, and to increase our regional and national account business. Our primary emphasis for 2010 will be on execution and cost control, and on maintaining levels that will permit us to earn reasonable profits while preserving our core workforce. We have increased our focus on project qualification, estimating, pricing and management, and on service performance.

***Critical Accounting Policies***

In response to the Commission's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we identified our critical accounting policies based upon the significance of the accounting policy to our overall financial statement presentation, as well as the complexity of the accounting policy and our use of estimates and subjective assessments. We have concluded that our most critical accounting policy is our revenue recognition policy. As discussed elsewhere in this annual report on Form 10-K, our business has two service functions: (i) installation, which we account for under the percentage of completion method, and (ii) maintenance, repair and replacement, which we account for as the services are performed, or in the case of replacement, under the percentage of completion method. In addition, we identified other critical accounting policies related to our allowance for doubtful accounts receivable, the recording of our self-insurance liabilities, valuation of deferred tax assets and the recoverability of goodwill and identifiable intangible assets. These accounting policies, as well as others, are described in Note 2 to the Consolidated Financial Statements included elsewhere in this annual report on Form 10-K.

***Percentage of Completion Method of Accounting***

Approximately 85% of our revenues were earned on a project basis and recognized through the percentage of completion method of accounting. Under this method contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred at any time to total estimated contract costs. More specifically, as part of the negotiation and bidding process in which we engage in connection with obtaining installation contracts, we estimate our contract costs, which include all direct materials (exclusive of rebates), labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. These contract costs are included in our results of operations under the caption "Cost of Services." Then, as we perform under those contracts, we measure such costs incurred, compare them to total estimated costs to complete the contract, and recognize a corresponding proportion of contract revenue. Labor costs are considered to be incurred as the work is performed. Subcontract labor is recognized as the work is performed, but is generally subjected to approval as to milestones or other evidence of completion. Non-labor project cost consists of purchased equipment, prefabricated materials and other materials. Purchased equipment on our projects is substantially produced to job specifications and is a value added element to our work. The costs are considered to be incurred when title is transferred to us, which typically is upon delivery to the worksite. Prefabricated materials, such as ductwork and piping, are generally performed at our shops and recognized as contract costs when fabricated for the unique specifications of the job. Other materials cost are not significant and are generally recorded when delivered to the worksite. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments.

We generally do not incur significant costs prior to receiving a contract, and therefore, these costs are expensed as incurred. In limited circumstances, when significant pre-contract costs are incurred, they are deferred if the costs can be directly associated with a specific contract and if their recoverability from the contract is probable. Upon receiving the contract, these costs are included in contract costs. Deferred costs associated with unsuccessful contract bids are written off in the period that we are informed that we will not be awarded the contract.

Our contracts typically provide for a schedule of billings or invoices to the customer based on reaching agreed- upon milestones or as we incur costs. The schedules for such billings usually do not precisely match the schedule on which we incur costs. As a result, contract revenues recognized in the statement of operations can and usually do differ from amounts that can be billed or invoiced to the customer at any point during the contract. Amounts by which cumulative contract revenues recognized on a contract as of a given date exceed cumulative billings to the customer under the contract are reflected as a current asset in our balance sheet under the caption "Costs and estimated earnings in excess of billings." Amounts by which cumulative billings to the customer under a contract as of a given date exceed cumulative contract revenues recognized on the contract are reflected as a current liability in our balance sheet under the caption "Billings in excess of costs and estimated earnings."

The percentage of completion method of accounting is also affected by changes in job performance, job conditions, and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenues. Such revisions are frequently based on further estimates and subjective assessments. We recognize these revisions in the period in which they are determined. If such revisions lead us to conclude that we will recognize a loss on a contract, the full amount of the estimated ultimate loss is recognized in the period we reach that conclusion, regardless of the percentage of completion of the contract.

Revisions to project costs and conditions can give rise to change orders under which the customer agrees to pay additional contract price. Revisions can also result in claims we might make against the customer to recover project variances that have not been satisfactorily addressed through change orders with the customer. Except in certain circumstances, we do not recognize revenues or margin based on change orders or claims until they have been agreed upon with the customer. The amount of revenue associated with unapproved change orders and claims is currently immaterial. Variations from estimated project costs could have a significant impact on our operating results, depending on project size, and the recoverability of the variation via additional customer payments.

***Accounting for Allowance for Doubtful Accounts***

We are required to estimate the collectability of accounts receivable and provide an allowance for doubtful accounts for receivable amounts we believe we will not ultimately collect. This requires us to make certain judgments and estimates involving, among others, the creditworthiness of the customer, our prior collection history with the customer, ongoing relationships with the customer, the aging of past due balances, our lien rights, if any, in the property where we performed the work, and the availability, if any, of payment bonds applicable to our contract. These estimates are re-evaluated and adjusted as additional information is received.

### *Accounting for Self-Insurance Liabilities*

We are substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. Loss estimates associated with the larger and longer-developing risks—worker's compensation, auto liability and general liability—are reviewed by a third party actuary quarterly. We believe these accruals are adequate. However, insurance liabilities are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, timely reporting of occurrences, ongoing treatment or loss mitigation, general trends in litigation recovery outcomes and the effectiveness of safety and risk management programs. Therefore, if actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period that such experience becomes known.

### *Accounting for Deferred Tax Assets*

We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain. We perform this evaluation quarterly. Estimations of required valuation allowances include estimates of future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets becomes deductible. We consider projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from our estimates, we may not realize deferred tax assets to the extent we have estimated.

### *Recoverability of Goodwill and Identifiable Intangible Assets*

Goodwill is the excess of purchase cost over the fair value of the net assets of acquired businesses. We do not amortize goodwill. We assess our goodwill asset amounts for impairment each year, and more frequently if circumstances suggest that an impairment may have occurred. Impairment must be reflected when the value of a given business unit in excess of its tangible net assets falls below the goodwill asset balance carried for that unit on our books. If other business units have had increases in the value of their respective goodwill balances, such increases may not be recorded. Accordingly, such increases may not be netted against impairments at other business units. The requirements for assessing whether goodwill assets have been impaired involve market-based information. This information, and its use in assessing goodwill, entails some degree of subjective assessment.

We currently perform our annual impairment testing as of October 1 and any impairment charges resulting from this process are reported in the fourth quarter. We segregate our operations into reporting units based on the degree of operating and financial independence of each unit and our related management of them. We perform our annual goodwill impairment testing at the reporting unit level. As of October 1, 2009, we had 41 reporting units of which 25 reporting units have a goodwill balance. These reporting units are tested for impairment by comparing each unit's fair value to its carrying value.

We estimate the fair value of the reporting unit based on two market approaches and an income approach, which utilizes discounted future cash flows. Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values. The market approaches utilized market multiples of invested capital from comparable publicly traded companies ("public company approach") and comparable transactions ("transaction approach"). The market multiples from invested capital include revenues, book equity plus debt and earnings before interest, taxes, depreciation and amortization ("EBITDA"). These assumptions are evaluated and updated on an annual basis. During

2007 and 2008, we assigned a weighting of 40% to the discounted cash flow analysis, and a weighting of 30% for each of the market approaches. During 2009, we assigned a weighting of 40% to the discounted cash flow analysis, 60% to the public company approach and 0% to the transaction approach. There was no weighting assigned to the transaction approach due to the lack of comparable market data in 2009. There were no other changes in our methodologies for valuing goodwill during the current year.

The fair value exceeded the carrying value by a significant margin for 24 of the 25 reporting units. There was one reporting unit where the fair value exceeded the carrying value by a less significant margin. The material assumptions used for the income approach for this reporting unit included a weighted average cost of capital of 15% and a long-term growth rate of 3%. This reporting unit had a goodwill balance of $17.2 million, and its fair value exceeded its carrying value by $1.0 million, or 3.5%. Under the income approach which is weighted 40%, a one percentage point increase in the discount rate and a one percentage point decrease in the long-term growth rate would have decreased the fair value of this reporting unit by $0.9 million. Under the public company market approach which has a weighting of 60%, a 10% decrease in the market approach multiples would have decreased the fair value of this reporting unit by $2.4 million.

There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or the current economic downturn worsens or the projected recovery is significantly delayed beyond our projections, goodwill impairment charges may be recorded in future periods.

We amortize identifiable intangible assets with finite lives over their useful lives. Intangible assets with indefinite lives are not amortized, but are subject to an annual review for impairment. Changes in strategy and/or market condition, may result in adjustments to recorded intangible asset balances or their useful lives.

**Results of Operations (in thousands):**

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | 2008 | | 2009 | |
| Revenues | $1,101,579 | 100.0% | $1,321,770 | 100.0% | $1,128,907 | 100.0% |
| Cost of services | 906,313 | 82.3% | 1,061,830 | 80.3% | 903,357 | 80.0% |
| Gross profit | 195,266 | 17.7% | 259,940 | 19.7% | 225,550 | 20.0% |
| Selling, general and administrative expenses | 145,816 | 13.2% | 180,784 | 13.7% | 169,023 | 15.0% |
| (Gain) loss on sale of assets | 31 | — | (290) | — | (106) | — |
| Operating income | 49,419 | 4.5% | 79,446 | 6.0% | 56,633 | 5.0% |
| Interest income | 3,285 | 0.3% | 2,544 | 0.2% | 585 | 0.1% |
| Interest expense | (615) | (0.1)% | (1,384) | (0.1)% | (1,202) | (0.1)% |
| Other income | 5 | — | 64 | — | 17 | — |
| Income before income taxes | 52,094 | 4.7% | 80,670 | 6.1% | 56,033 | 5.0% |
| Income tax expense | 19,875 | | 30,866 | | 21,437 | |
| Income from continuing operations | 32,219 | 2.9% | 49,804 | 3.8% | 34,596 | 3.1% |
| Discontinued operations— | | | | | | |
| Operating income (loss), net of tax | 247 | | (114) | | (339) | |
| Estimated loss on disposition, net of tax | — | | — | | (75) | |
| Net income | $ 32,466 | | $ 49,690 | | $ 34,182 | |

*2009 Compared to 2008*

Revenues decreased $192.9 million, or 14.6% to $1,128.9 million in 2009 compared to 2008. The revenue decrease stemmed primarily from reduced activity in the nonresidential markets throughout the United States especially in manufacturing (approximately $38.9 million), office buildings (approximately $38.6 million) as well as continued decreases in the multi-family sector (approximately $87.4 million). These decreases were partially offset by increased activity in the education (approximately $29.6 million) and government sectors (approximately $14.1 million).

Backlog reflects revenues still to be recognized under contracted or committed installation and replacement project work. Project work generally lasts less than one year. Service agreement revenues and service work and short duration projects which are generally billed as performed do not flow through backlog. Accordingly, backlog represents only a portion of our revenues for any given future period, and it represents revenues that are likely to be reflected in our operating results over the next six to twelve months. As a result, we believe the predictive value of backlog information is limited to indications of general revenue direction over the near term, and should not be interpreted as indicative of ongoing revenue performance over several quarters.

Backlog as of December 31, 2009 was $550.2 million (including $27.1 million from two companies acquired during the fourth quarter of 2009) a 0.7% decrease from September 30, 2009 backlog of $554.3 million. The sequential change in backlog was relatively flat due to an increase of approximately 4.9% related to acquisitions made during the fourth quarter of 2009. The internal decrease of 5.6% was primarily related to our Northern Maryland and Colorado operations. The internal decrease was offset by increases at our Central Arizona and Northern Virginia operations.

Backlog as of December 31, 2009 was $550.2 million (including $27.1 million from two companies acquired during the fourth quarter of 2009), a 26.8% decrease from December 31, 2008 backlog of $751.6 million. Approximately 30.4% of the year-over-year decrease in backlog is primarily related to our Colorado and Arkansas operations as well as our planned downsizing of our large multi-family operation based in Texas. The internal decrease was offset by 3.6% increase related to acquisitions.

Following the three-year period of industry activity declines from 2001-2003 noted previously, we saw modest year-over-year revenue increases at our ongoing operations beginning in mid-2003 and continuing throughout 2008. Based on our backlog and forecasts from industry construction analysts, we expect that activity levels in our industry are likely to decrease over the next twelve months, particularly in the area of new construction.

We continue to experience a noticeable amount of price competition in our markets, which restrains our ability to increase revenues.

*Gross Profit*—Gross profit decreased $34.4 million, or 13.2%, to $225.6 million in 2009 as compared to 2008. As a percentage of revenues, gross profit for 2009 was 20.0%, up slightly from 19.7% in 2008. The increase in gross profit percentage resulted primarily from improved profitability at our Northern Maryland (approximately $6.6 million), and Central Florida operation (approximately $3.7 million). These increases were partially offset by lower margins at our combined Arizona operations (approximately $3.9 million) and additional accruals for two completed projects associated with our multi-family operation based in Texas (approximately $3.0 million).

*Selling, General and Administrative Expenses ("SG&A")*—SG&A decreased $11.8 million, or 6.5% for 2009 as compared to 2008. The decrease is primarily related to overhead reductions and lower compensation accruals due to lower profitability in 2009. As a percentage of revenues, SG&A increased from 13.7% in 2008 to 15.0% for 2009 due to a lower 2009 revenue base.

*Interest Income*—Interest income decreased $2.0 million, or 77.0% in 2009. The decrease is primarily due to lower interest rates in 2009.

*Income Tax Expense*—Our year to date effective tax rate for 2009 was 38.3%, as compared to 38.3% in 2008. Adjustments to tax reserves are analyzed and adjusted quarterly as events occur to warrant such changes. Adjustments to tax reserves are a component of the effective tax rate. We currently estimate our effective tax rate for 2010 will be between 38% and 40%.

*Discontinued Operations*—

We sold a small operating company in June 2009. This company's after tax loss of $0.1 million and $0.3 million for the year ended December 31, 2008 and 2009, respectively, has been recorded in discontinued operations under "Operating income (loss), net of tax benefit (expense)."

We recorded an estimated loss on the sale of this company of $1.0 million in 2009. This loss has been reported in discontinued operations under "Estimated loss on disposition, net of income tax expense."

In March 2002, we sold 19 operations to Emcor Group, Inc. ("Emcor"). There are ongoing obligations relating to this transaction that we continue to address with Emcor. We do not believe these obligations, either individually or in the aggregate, will have a material adverse effect on our financial position when ultimately resolved. During the fourth quarter of 2009, we recorded a gain of $0.8 million based upon a review of open matters. These amounts are reflected in discontinued operations in 2009 in the caption "Estimated loss on disposition, net of tax." We continue to evaluate the likely disposition of approximately $1.2 million that is currently held in escrow relating to this transaction.

***2008 Compared to 2007***

Revenues increased $220.2 million, or 20.0% to $1,321.8 million in 2008 compared to 2007. Approximately 10.0% of the increase in revenues related to internal growth and the remaining 10.0% resulted from acquisitions. The internal revenue growth stemmed primarily from increased activity in the nonresidential markets throughout the United States especially in government (approximately $41.1 million), education (approximately $31.8 million) and healthcare facilities (approximately $27.1 million). These increases were partially offset by decreased activity in the multi-family sector (approximately $31.1 million). We have seen increased activity, primarily at our Central Florida, Central Arizona and Wisconsin operations, resulting from the start-up of several large projects partially offset by our planned downsizing of our large multi-family operations based in Texas and lower activity levels at our California operation.

Backlog as of December 31, 2008 was $751.6 million a 6.5% decrease from September 30, 2008 backlog of $803.7 million. The sequential decrease was primarily due to the planned decrease at our large multi-family operation based in Texas, as well as decreases at our Virginia, Tennessee, and Central Arizona operations. On a same store basis, backlog as of December 31, 2008 was $659.6 million, a decrease of 16.0% from December 31, 2007 backlog of $785.0 million. The year-over-year decrease is primarily due to planned decrease at our large multi-family operation based in Texas, as well as decreases at our Central Arizona and Central Florida locations.

*Gross Profit*—Gross profit increased $64.7 million, or 33.1%, to $259.9 million in 2008 as compared to 2007. Approximately 23.5% of the increase is due to internal growth and the remaining 9.6% is due to acquisitions. As a percentage of revenues, gross profit for 2008 was 19.7%, up from 17.7% in 2007. The increase in gross profit percentage resulted primarily from improved results at our large multi-family operation based in Texas (approximately $13.4 million), as well as from improved profitability at our Central Florida operation (approximately $5.3 million), and at our Southern Maryland operation (approximately $3.6 million). These increases were partially offset by lower margins at our combined Arizona operations (approximately $2.0 million) and Central Washington operation (approximately $2.3 million).

*Selling, General and Administrative Expenses ("SG&A")*—SG&A increased $35.0 million, or 24.0% for 2008 as compared to 2007. As a percentage of revenues, SG&A increased from 13.2% in 2007 to 13.7% for 2008. This is primarily due to higher compensation accruals due to strong performance at a number of our operations, an increase in the number of selling and overhead personnel for new or expanded service operations, the acquisition and start-up of new operations and increased bad debt expense.

*Interest Income*—Interest income decreased $0.7 million, or 22.6% in 2008. The decrease is primarily due to lower interest rates in 2008.

*Interest Expense*—Interest expense increased $0.8 million, or 125.0%. The increase is primarily due to the interest expense associated with notes due to former owners of companies acquired in 2008.

*Income Tax Expense*—Our year to date effective tax rate for 2008 was 38.3%, as compared to 38.2% in 2007. Adjustments to tax reserves are analyzed and adjusted quarterly as events occur to warrant such changes. Adjustments to tax reserves are a component of the effective tax rate.

*Discontinued Operations*

We sold a small operating company in June 2009. This company's after tax income of $0.2 million for the year ended December 31, 2007 and after tax loss of $0.1 million for the year ended December 31, 2008, have been recorded in discontinued operations under "Operating income (loss), net of tax benefit (expense)."

***Outlook***

We expect that developing weakness in the underlying environment for nonresidential activity has and will continue to affect 2010 activity levels in our industry compared to recent years. Our backlog while still at solid levels by historical standards has been declining. Our primary emphasis for 2010 will be on execution including a focus on cost controls and efficient project and service performance at the unit level. Based on our backlog and the weakening economic conditions for our industry, we expect continued profitability during 2010, but we expect lower profitability than we achieved in 2009 as industry conditions continue to weaken.

**Liquidity and Capital Resources**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| | (in thousands) | | |
| Cash provided by (used in): | | | |
| Operating activities | $ 83,642 | $ 82,851 | $ 54,251 |
| Investing activities | $(18,132) | $(65,034) | $(18,822) |
| Financing activities | $(16,165) | $(40,433) | $(24,594) |
| Free cash flow: | | | |
| Cash provided by operating activities | $ 83,642 | $ 82,851 | $ 54,251 |
| Purchases of property and equipment | (11,088) | (14,572) | (9,457) |
| Proceeds from sales of property and equipment | 265 | 656 | 770 |
| Free cash flow | $ 72,819 | $ 68,935 | $ 45,564 |

*Cash Flow*—We define free cash flow as cash provided by operating activities, less customary capital expenditures, plus the proceeds from asset sales. Positive free cash flow represents funds available to invest in significant operating initiatives, to acquire other companies, or to reduce a company's outstanding debt or equity. If free cash flow is negative, additional debt or equity is generally required to fund the outflow of cash. Free cash flow may be defined differently by other companies.

Our business does not require significant amounts of investment in long-term fixed assets. The substantial majority of the capital used in our business is working capital that funds our costs of labor and installed equipment deployed in project work until our customers pay us. Customary terms in our industry allow customers to withhold a small portion of the contract price until after we have completed the work, typically for six months. Amounts withheld under this practice are known as retention or retainage. Our average project duration together with typical retention terms generally allow us to complete the realization of revenue and earnings in cash within one year. Accordingly, we believe free cash flow, by encompassing both profit margins and the use of working capital over our approximately one year working capital cycle, is an effective measure of operating effectiveness and efficiency. We have included free cash flow information here for this reason, and because we are often asked about it by third parties evaluating us. However, free cash flow is not considered under generally accepted accounting principles to be a primary measure of an entity's financial results, and accordingly free cash flow should not be considered an alternative to operating income, net income, or amounts shown in our consolidated statements of cash flows as determined under generally accepted accounting principles.

For the year ended December 31, 2009, we had free cash flow of $45.6 million as compared to $68.9 million in 2008. This decrease is primarily due to lower income in 2009 as our net income decreased by $15.5 million, from $49.7 million in 2008 to $34.2 million in 2009. For the year ended December 31, 2008, we had free cash flow of $68.9 million as compared to $72.8 million in 2007. This decrease resulted primarily from an investment in working capital due to higher activity levels.

As of December 31, 2009, our marketable securities consisted of $5.6 million of auction rate securities, which are variable rate debt instruments, having long-term maturities, but whose interest rates are designed to reset through an auction process, at intervals ranging from seven to 35 days. We had $9.4 million investments in marketable securities as of December 31, 2008. All of our auction rate securities are high quality direct municipal obligations which have high investment grade ratings or otherwise are backed by high investment grade rated insurance agencies. In February 2008, liquidity issues in the global credit markets caused auctions representing some of the auction rate securities we hold to fail because the amount of securities offered for sale exceeded the bids. As a result, the liquidity of our remaining auction rate securities has diminished, and we expect that this decreased liquidity for our auction rate securities will continue as long as the present depressed global credit market environment persists, or until issuers refinance and replace these securities with other instruments. As a result of the temporary declines in fair value for our auction rate securities, which we attribute to liquidity issues rather than credit issues, we recorded an unrealized loss of $0.3 million, net of tax of $0.1 million, to accumulated other comprehensive income (loss). Our analysis of the fair values of these securities considered, among other items, the creditworthiness of the counterparty, the timing of expected future cash flows, and the possibility that a discount may be required if we choose to sell the securities in the absence of a successful auction. These securities were also compared, when possible, to other observable market data with similar characteristics.

As a result of the current situation in the auction markets, our ability to liquidate our investment in auction rate securities and fully recover the carrying value of our investment in the near term may be limited or impossible. If in the future the issuers are unable to successfully close future auctions and their credit ratings deteriorate and if we determine that any future valuation adjustment was other than temporary, we may be required to record an impairment charge on these investments. Because the tax exempt interest rates on these bonds are relatively attractive, we believe that we may be able to liquidate our investment without significant loss in the foreseeable future; however, it could take until the final maturity of the underlying notes (up to October 2034) to be repaid. Based on our expected operating cash flows, and our other sources of cash, we do not anticipate the potential lack of liquidity on these investments will affect our ability to execute our current business plan. For the years ended December 31, 2008 and 2009, we sold $8.6 million and $4.0 million, respectively, of these auction rate securities at face value. An additional $0.9 million was sold at face value during February 2010; this is included in "Prepaid Expenses and Other" in our consolidated balance sheet.

As of March 29, 2007, our Board of Directors (the "Board") approved a stock repurchase program to acquire up to one million shares of our outstanding stock. As of December 31, 2008, the Board approved extensions of the program to cover an additional 2.9 million shares. During the first quarter of 2009, the Board approved an extension of the program to cover an additional 0.5 million shares. During the third quarter of 2009, the Board approved an extension of the program to cover an additional 0.5 million shares. Since the inception of the repurchase program, the Board has approved 4.9 million shares to be repurchased.

The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time. We repurchased 1.2 million shares for approximately $12.6 for year ended December 31, 2009, at an average price of $10.39 per share. We repurchased 0.9 million shares for approximately $11.1 million and 2.4 million shares for approximately $25.5 million under our share repurchase program for the years ended December 31, 2007 and 2008, respectively. Since the inception of the repurchase program in 2007, we have repurchased a cumulative total of 4.4 million shares as of December 31, 2009, for $49.2 million, at an average price of $11.15 per share.

*Credit Facility*—On February 20, 2007, we entered into a $100.0 million senior credit facility (the "Facility") provided by a syndicate of banks. The Facility expires in February 2012 and is secured by the capital stock of our current and future subsidiaries. As of December 31, 2009, we had no outstanding borrowings, $39.1 million in letters of credit outstanding, and $60.9 million of credit available.

In conjunction with our December 31, 2009 acquisition of a company based in Raleigh, North Carolina, we acquired $0.3 million of short-term borrowings. This is included as current debt on our balance sheet as of December 31, 2009.

We have a choice of two interest rate options for borrowings under the Facility; these rates are floating rates determined by the broad financial markets, meaning they can and do move up and down from time to time. Excluding the amortization of debt financing and arrangement cost, we estimate that the interest rate applicable to the borrowings under the Facility would be approximately 1.5% as of December 31, 2009. Commitment fees are payable on the portion of the capacity not in use for borrowings or letters of credit at any given time. These fees range from 0.20%-0.30% per annum, based on the ratio of debt to Credit Facility Adjusted EBITDA.

Interest expense included the following primary elements (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2007** | **2008** | **2009** |
| Interest expense on borrowings, and unused commitment fees | $161 | $ 891 | $ 632 |
| Letter of credit fees | 347 | 385 | 462 |
| Amortization of deferred debt arrangement costs | 107 | 108 | 108 |
| Total | $615 | $1,384 | $1,202 |

Covenant compliance is assessed as of each quarter end. We were in compliance with all of the financial covenants as of December 31, 2009. Credit Facility Adjusted EBITDA is defined under the Facility for financial covenant purposes as net earnings for the four quarters ending as of any given quarterly covenant compliance measurement date, plus the corresponding amounts for (a) interest expense; (b) income taxes; (c) depreciation and amortization; and (d) other non-cash charges. The following is a reconciliation of Credit Facility Adjusted EBITDA to net income (in thousands):

| | |
|---|---|
| Net income | $34,182 |
| Income taxes—continuing operations | 21,437 |
| Income taxes—discontinued operations | 33 |
| Interest income, net | 617 |
| Depreciation and amortization expense | 13,499 |
| Credit Facility Adjusted EBITDA | $69,768 |

The Facility contains financial covenants defining various measures and the levels of these measures with which we must comply. The Facility's principal financial covenants include:

*Leverage Ratio*—The Facility requires that the ratio of our total indebtedness less cash and cash equivalents to our Credit Facility Adjusted EBITDA not exceed 2.50. The leverage ratio as of December 31, 2009 was 0.11.

*Fixed Charge Coverage Ratio*—The Facility requires that the ratio of Credit Facility Adjusted EBITDA, less non-financed capital expenditures, tax provision, dividends and amounts used to repurchase stock to the sum of interest expense and scheduled principal payments be at least 1.50. Capital expenditures, tax provision, dividends and stock repurchase payments are defined under the Facility for purposes of this covenant to be amounts for the four quarters ending as of any given quarterly covenant compliance measurement date. The calculation of the fixed charge coverage ratio excludes acquisitions, stock repurchases and the payment of cash dividends at any time that the Leverage Ratio does not exceed 1.0. The fixed charge coverage ratio as of December 31, 2009 was 17.52.

*Other Restrictions*—The Facility permits acquisitions of up to $25.0 million per transaction, or $50.0 million in the aggregate. However, these limitations only apply when the Leverage Ratio is greater than 1.0.

While the Facility's financial covenants do not specifically govern capacity under the Facility, if our debt level under the Facility at a quarter-end covenant compliance measurement date were to cause us to violate the Facility's debt-to-Credit Facility Adjusted EBITDA covenant, our borrowing capacity under the Facility and the favorable terms that we currently enjoy could be negatively impacted by the lenders.

*Notes to Former Owners*—We issued subordinated notes to the former owners of acquired companies, as part of the consideration used to acquire these companies. These notes had an outstanding balance of $7.4 million, of which $0.9 million is current, as of December 31, 2009 and bear interest, payable annually, at a weighted average interest rate of 4.9%.

*Off-Balance Sheet Arrangements and Other Commitments*—As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our most significant off-balance sheet transactions include liabilities associated with noncancelable operating leases. We also have other off-balance sheet obligations involving letters of credit and surety guarantees.

We enter into noncancelable operating leases for many of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for use of facilities, vehicles and equipment rather than purchasing them. At the end of the lease, we have no further obligation to the lessor. If we decide to cancel or terminate a lease before the end of its term, we would typically owe the lessor the remaining lease payments under the term of the lease.

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. We have also occasionally used letters of credit to guarantee performance under our contracts and to ensure payment to our subcontractors and vendors under those contracts. The letters of credit we provide are actually issued by our lenders through the Facility as described above. A letter of credit commits the lenders to pay specified amounts to the holder of the letter of credit if the holder demonstrates that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the lenders. Depending on the circumstances of such a reimbursement, we may also have to record a charge to earnings for the reimbursement. Absent a claim, there is no payment or reserving of funds by us in connection with a letter of credit. However, because a claim on a letter of credit would require immediate reimbursement by us to our lenders, letters of credit are treated as a use of the Facility's capacity just the same as actual borrowings. Claims against letters of credit are rare in our industry. To date we have not had a claim made against a letter of credit that resulted in payments by a lender or by us. We believe that it is unlikely that we will have to fund claims under a letter of credit in the foreseeable future.

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. If we fail to perform under the terms of a contract or to pay subcontractors and vendors who provided goods or services under a contract, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the sureties for any expenses or outlays they incur. To date, we are not aware of any losses to our sureties in connection with bonds the sureties have posted on our behalf, and we do not expect such losses to be incurred in the foreseeable future.

Surety market conditions are currently challenging as a result of significant losses incurred by many sureties in recent periods, both in the construction industry as well as in certain larger corporate bankruptcies. As a result, less bonding capacity is available in the market and terms have become more restrictive. Further, under standard terms in the surety market, sureties issue bonds on a project-by-project basis, and can decline to issue bonds at any time. Historically, approximately 25% to 30% of our business has required bonds. While we have enjoyed strong surety relationships to support our bonding needs, current market conditions as well as changes in our sureties' assessment of our operating and financial risk could cause our sureties to decline to issue bonds for our work. If that were to occur, our alternatives include doing more business that does not require bonds, posting other forms of collateral for project performance such as letters of credit or cash, and seeking bonding capacity from other sureties. We would likely also encounter concerns from customers, suppliers and other market participants as to our creditworthiness. While we believe our general operating and financial characteristics, including a significant amount of cash on our balance sheet, would enable us to ultimately respond effectively to an interruption in the availability of bonding capacity, such an interruption would likely cause our revenues and profits to decline in the near term.

The following recaps the future maturities of our contractual obligations as of December 31, 2009 (in thousands):

| | Twelve Months Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | Total |
| Notes to former owners | $ 917 | $ 3,741 | $1,350 | $1,350 | $ — | $ — | $ 7,358 |
| Other long-term debt | 250 | — | — | — | — | — | 250 |
| Interest payable | 366 | 223 | 80 | 12 | — | — | 681 |
| Operating lease obligations | 10,593 | 9,209 | 7,970 | 5,864 | 3,885 | 7,216 | 44,737 |
| Total | $12,126 | $13,173 | $9,400 | $7,226 | $3,885 | $7,216 | $53,026 |

Absent any significant commitments of capital for items such as capital expenditures, acquisitions, dividends and share repurchases, it is reasonable to expect us to continue to maintain excess cash on our balance sheet. Therefore, we assumed that we would continue our current status of not utilizing any borrowings under our revolving loan.

As of December 31, 2009, we also have $39.1 million letter of credit commitments, of which $38.6 million expire in 2010 and $0.5 million expire in 2011. The substantial majority of these letters of credit are posted with insurers who disburse funds on our behalf in connection with our worker's compensation, auto liability and general liability insurance program. These letters of credit provide additional security to the insurers that sufficient financial resources will be available to fund claims on our behalf, many of which develop over long periods of time, should we ever encounter financial duress. Posting of letters of credit for this purpose is a common practice for entities that manage their self-insurance programs through third-party insurers as we do. While most of these letter of credit commitments expire in 2010, we expect nearly all of them, particularly those supporting our insurance programs, will be renewed annually.

Other than the operating lease obligations noted above, we have no significant purchase or operating commitments outside of commitments to deliver equipment and provide labor in the ordinary course of performing project work.

*Outlook*—We have generated positive net free cash flow for the last ten calendar years, much of which occurred during challenging economic and industry conditions. We also expect to have borrowing capacity under our credit facility and we continue to have uncommitted cash balances. We believe these factors will provide us with sufficient liquidity to fund our operations for the foreseeable future.

***Recent Accounting Pronouncements***

On September 30, 2009, we adopted changes issued by the Financial Accounting Standards Board ("FASB") to the authoritative hierarchy of generally accepted accounting principles ("GAAP"). These changes establish the FASB Accounting Standards Codification™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the consolidated financial statements.

***Fair Value Accounting***

On January 1, 2009, we adopted changes issued by the FASB to fair value accounting and reporting as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on the consolidated financial statements, however we have expanded the disclosures regarding marketable securities, goodwill, and intangible assets.

***Business Combinations and Consolidation Accounting***

On January 1, 2009, we adopted changes issued by the FASB to accounting for business combinations. These changes apply to all assets acquired and liabilities assumed in a business combination that arise from certain contingencies and requires (i) an acquirer to recognize at fair value, at the acquisition date, an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period otherwise the asset or liability should be recognized at the acquisition date if certain defined criteria are met; (ii) contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be recognized initially at fair value; (iii) subsequent measurements of assets and liabilities arising from contingencies be based on a systematic and rational method depending on their nature and contingent consideration arrangements be measured subsequently; and (iv) disclosures of the amounts and measurement basis of such assets and liabilities and the nature of the contingencies. The adoption will significantly impact our accounting and reporting for acquisitions, principally (i) as a result of the expanded requirements to value acquired assets, liabilities and contingencies at their fair values and (ii) the requirement that acquisition related transaction costs be expensed as incurred rather than capitalized as a part of the cost of the acquisition.

***Earnings Per Share***

On January 1, 2009, we adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. There was no significant impact upon the adoption of these changes.

***Subsequent Events***

On June 30, 2009, we adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This change had no impact on our consolidated financial statements.

## ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risk primarily related to potential adverse changes in interest rates as discussed below. We are actively involved in monitoring exposure to market risk and continue to develop and utilize appropriate risk management techniques. We are not exposed to any other significant financial market risks including commodity price risk, foreign currency exchange risk or interest rate risks from the use of derivative financial instruments. We do not use derivative financial instruments.

We have limited exposure to changes in interest rates under our revolving credit facility. We have a debt facility under which we may borrow funds in the future. We do not currently foresee any borrowing needs. Our debt with fixed interest rates consists of notes to former owners of acquired companies.

The following table presents principal amounts (stated in thousands) and related average interest rates by year of maturity for our debt obligations and their indicated fair market value at December 31, 2009:

| | Twelve Months Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | Total |
| Fixed Rate Debt | $1,167 | $3,741 | $1,350 | $1,350 | $— | $— | $7,608 |
| Average Interest Rate | 4.5% | 5.5% | 3.8% | 3.8% | — | — | 5.0% |

As of December 31, 2009, our marketable securities consisted of $5.6 million of auction rate securities, which are variable rate debt instruments, having long-term maturities, but whose interest rates are designed to reset through an auction process, at intervals ranging from seven to 35 days. We had $9.4 million in investments of marketable securities as of December 31, 2008. All of our auction rate securities are high quality direct municipal obligations which have high investment grade ratings or otherwise are backed by high investment grade rated insurance agencies. In February 2008, liquidity issues in the global credit markets caused auctions representing some of the auction rate securities we hold to fail because the amount of securities offered for sale exceeded the bids. As a result, the liquidity of our remaining auction rate securities has diminished, and we expect that this decreased liquidity for our auction rate securities will continue as long as the present depressed global credit market environment persists, or until issuers refinance and replace these securities with other instruments. As a result of the temporary declines in fair value for our auction rate securities, which we attribute to liquidity issues rather than credit issues, we recorded an unrealized loss of $0.3 million, (net of tax of less than $0.1 million) to accumulated other comprehensive income (loss). Our analysis of the fair values of these securities considered, among other items, the creditworthiness of the counterparty, the timing of expected future cash flows, and the possibility that a discount may be required if we choose to sell the securities in the absence of a successful auction. These securities were also compared, when possible, to other observable market data with similar characteristics.

As a result of the current situation in the auction markets, our ability to liquidate our investment in auction rate securities and fully recover the carrying value of our investment in the near term may be limited or impossible. If in the future the issuers are unable to successfully close future auctions and their credit ratings deteriorate and if we determine that any future valuation adjustment was other than temporary, we may be required to record an impairment charge on these investments. Because the tax exempt interest rates on these bonds are relatively attractive, we believe that we may be able to liquidate our investment without significant loss in the foreseeable future; however, it could take until the final maturity of the underlying notes (up to October 2034) to be repaid. Based on our expected operating cash flows, and our other sources of cash, we do not anticipate the potential lack of liquidity on these investments will affect our ability to execute our current business plan.

We measure certain assets, including our goodwill and intangible assets at a fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. For the year ended December 31, 2009, we recognized an impairment expense of $0.2 million related to an indefinite-lived tradename of a subsidiary.

**ITEM 8.** ***Financial Statements and Supplemental Data***

## INDEX TO FINANCIAL STATEMENTS

### Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein, has issued an attestation report auditing the effectiveness of our internal control over financial reporting as of December 31, 2009.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Comfort Systems USA, Inc.

We have audited the accompanying consolidated balance sheets of Comfort Systems USA, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comfort Systems USA, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Comfort Systems USA, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion thereon.

**/s/ ERNST & YOUNG LLP**

Houston, Texas
March 1, 2010

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Comfort Systems USA, Inc.

We have audited Comfort Systems USA, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Comfort Systems USA, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Comfort Systems USA, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Comfort Systems USA, Inc. and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, TX
March 1, 2010

## COMFORT SYSTEMS USA, INC.
## CONSOLIDATED BALANCE SHEETS
### (In Thousands, Except Share Amounts)

| | December 31, 2008 | December 31, 2009 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $117,015 | $127,850 |
| Accounts receivable, less allowance for doubtful accounts of $5,250 and $7,253, respectively | 266,602 | 203,353 |
| Other receivables | 6,156 | 5,801 |
| Income tax receivable | — | 20,075 |
| Inventories | 11,350 | 9,817 |
| Prepaid expenses and other | 23,399 | 25,827 |
| Costs and estimated earnings in excess of billings | 19,123 | 20,432 |
| Assets related to discontinued operations | 1,544 | — |
| Total current assets | 445,189 | 413,155 |
| PROPERTY, PLANT AND EQUIPMENT, net | 35,650 | 34,671 |
| GOODWILL | 90,940 | 100,194 |
| IDENTIFIABLE INTANGIBLE ASSETS, net | 16,281 | 19,380 |
| MARKETABLE SECURITIES | 8,423 | 4,721 |
| OTHER NONCURRENT ASSETS | 2,009 | 2,827 |
| Total assets | $598,492 | $574,948 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Current maturities of long-term debt | $ — | $ 250 |
| Current maturities of notes to former owners | 1,336 | 917 |
| Accounts payable | 98,190 | 83,848 |
| Accrued compensation and benefits | 46,623 | 38,043 |
| Billings in excess of costs and estimated earnings | 97,505 | 66,343 |
| Income taxes payable | 1,011 | — |
| Accrued self-insurance expense | 25,360 | 26,881 |
| Other current liabilities | 27,963 | 32,748 |
| Liabilities related to discontinued operations | 397 | — |
| Total current liabilities | 298,385 | 249,030 |
| LONG-TERM DEBT, NET OF CURRENT MATURITIES | — | — |
| NOTES TO FORMER OWNERS, NET OF CURRENT MATURITIES | 9,363 | 6,441 |
| DEFERRED INCOME TAX LIABILITIES | 1,526 | 9,603 |
| OTHER LONG-TERM LIABILITIES | 2,747 | 3,890 |
| Total liabilities | 312,021 | 268,964 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, $.01 par, 5,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $.01 par, 102,969,912 shares authorized, 41,123,365 and 41,123,365 shares issued, respectively | 411 | 411 |
| Treasury stock, at cost, 2,453,245 and 3,129,460 shares, respectively | (27,069) | (33,810) |
| Additional paid-in capital | 328,621 | 326,103 |
| Accumulated other comprehensive income (loss) | (326) | (181) |
| Retained earnings (deficit) | (15,166) | 13,461 |
| Total stockholders' equity | 286,471 | 305,984 |
| Total liabilities and stockholders' equity | $598,492 | $574,948 |

The accompanying notes are an integral part of these consolidated financial statements.

## COMFORT SYSTEMS USA, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (In Thousands, Except Per Share Data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| REVENUES | $1,101,579 | $1,321,770 | $1,128,907 |
| COST OF SERVICES | 906,313 | 1,061,830 | 903,357 |
| Gross profit | 195,266 | 259,940 | 225,550 |
| SELLING, GENERAL AND ADMINISTRATIVE EXPENSES | 145,816 | 180,784 | 169,023 |
| (GAIN) LOSS ON SALE OF ASSETS | 31 | (290) | (106) |
| Operating income | 49,419 | 79,446 | 56,633 |
| OTHER INCOME (EXPENSE): | | | |
| Interest income | 3,285 | 2,544 | 585 |
| Interest expense | (615) | (1,384) | (1,202) |
| Other | 5 | 64 | 17 |
| Other income (expense) | 2,675 | 1,224 | (600) |
| INCOME BEFORE INCOME TAXES | 52,094 | 80,670 | 56,033 |
| INCOME TAX EXPENSE | 19,875 | 30,866 | 21,437 |
| INCOME FROM CONTINUING OPERATIONS | 32,219 | 49,804 | 34,596 |
| DISCONTINUED OPERATIONS: | | | |
| Operating income (loss), net of income tax benefit (expense) of $(205), $(34) and $181 | 247 | (114) | (339) |
| Estimated loss on disposition, net of income tax expense of $—, $— and $(214) | — | — | (75) |
| NET INCOME | $ 32,466 | $ 49,690 | $ 34,182 |
| INCOME (LOSS) PER SHARE: | | | |
| Basic— | | | |
| Income from continuing operations | $ 0.79 | $ 1.26 | $ 0.91 |
| Discontinued operations— | | | |
| Income (loss) from operations | 0.01 | — | (0.01) |
| Estimated loss on disposition | — | — | — |
| Net income | $ 0.80 | $ 1.26 | $ 0.90 |
| Diluted— | | | |
| Income from continuing operations | $ 0.78 | $ 1.24 | $ 0.90 |
| Discontinued operations— | | | |
| Income (loss) from operations | 0.01 | — | (0.01) |
| Estimated loss on disposition | — | — | — |
| Net income | $ 0.79 | $ 1.24 | $ 0.89 |
| SHARES USED IN COMPUTING INCOME (LOSS) PER SHARE: | | | |
| Basic | 40,573 | 39,424 | 38,046 |
| Diluted | 41,334 | 40,025 | 38,451 |
| DIVIDENDS PER SHARE | $ 0.150 | $ 0.180 | $ 0.190 |

The accompanying notes are an integral part of these consolidated financial statements.

# COMFORT SYSTEMS USA, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

### (In Thousands, Except Share Amounts)

| | | STOCKHOLDERS' EQUITY | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Comprehensive Income (Loss) | Common Stock | | Treasury Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Stockholders' Equity |
| | | Shares | Amount | Shares | Amount | | | | |
| BALANCE AT DECEMBER 31, 2006 | | 40,710,003 | $407 | — | $ — | $339,589 | $ — | $(97,282) | $242,714 |
| Comprehensive Income: | | | | | | | | | |
| Net income | $32,466 | — | — | — | — | — | — | 32,466 | 32,466 |
| Unrealized income (loss) on marketable securities, net of tax | — | — | — | — | — | — | — | — | — |
| Comprehensive Income | $32,466 | | | | | | | | |
| Issuance of Stock: | | | | | | | | | |
| Issuance of shares for options exercised including tax benefit | | 239,743 | 2 | 111,857 | 1,539 | 918 | — | — | 2,459 |
| Issuance of restricted stock | | 173,619 | 2 | 2,246 | 32 | (34) | — | — | — |
| Shares received in lieu of tax withholding payment on vested restricted stock | | — | — | (35,618) | (481) | — | — | — | (481) |
| Stock-based compensation expense | | — | — | — | — | 2,521 | — | — | 2,521 |
| Other | | — | — | — | — | — | — | (40) | (40) |
| Tax benefit from vesting of restricted stock | | — | — | — | — | 127 | — | — | 127 |
| Dividends | | — | — | — | — | (6,125) | — | — | (6,125) |
| Share repurchase | | — | — | (859,900) | (11,063) | — | — | — | (11,063) |
| BALANCE AT DECEMBER 31, 2007 | | 41,123,365 | 411 | (781,415) | (9,973) | 336,996 | — | (64,856) | 262,578 |
| Comprehensive Income: | | | | | | | | | |
| Net income | $49,690 | — | — | — | — | — | — | 49,690 | 49,690 |
| Unrealized loss on marketable securities, net of tax | (326) | — | — | — | — | — | (326) | — | (326) |
| Comprehensive Income | $49,364 | | | | | | | | |
| Issuance of Stock: | | | | | | | | | |
| Issuance of shares for options exercised including tax benefit | | — | — | 514,658 | 6,566 | (2,789) | — | — | 3,777 |
| Issuance of restricted stock | | — | — | 201,309 | 2,485 | (2,485) | — | — | — |
| Shares received in lieu of tax withholding payment on vested restricted stock | | — | — | (39,100) | (513) | — | — | — | (513) |
| Stock-based compensation expense | | — | — | — | — | 3,851 | — | — | 3,851 |
| Forfeiture of unvested restricted stock | | — | — | (8,288) | (93) | 93 | — | — | — |
| Tax benefit from vesting of restricted stock | | — | — | — | — | 89 | — | — | 89 |
| Dividends | | — | — | — | — | (7,134) | — | — | (7,134) |
| Share repurchase | | — | — | (2,340,409) | (25,541) | — | — | — | (25,541) |
| BALANCE AT DECEMBER 31, 2008 | | 41,123,365 | 411 | (2,453,245) | (27,069) | 328,621 | (326) | (15,166) | 286,471 |
| Comprehensive Income: | | | | | | | | | |
| Net income | $34,182 | — | — | — | — | — | — | 34,182 | 34,182 |
| Realized gain on marketable securities reclassified into earnings, net of tax | 145 | — | — | — | — | — | 145 | — | 145 |
| Comprehensive Income | $34,327 | | | | | | | | |
| Issuance of Stock: | | | | | | | | | |
| Issuance of shares for options exercised including tax benefit | | — | — | 354,700 | 3,815 | (1,626) | — | — | 2,189 |
| Issuance of restricted stock | | — | — | 241,857 | 2,652 | (2,652) | — | — | — |
| Shares received in lieu of tax withholding payment on vested restricted stock | | — | — | (45,779) | (459) | — | — | — | (459) |
| Stock-based compensation expense | | — | — | — | — | 3,454 | — | — | 3,454 |
| Forfeiture of unvested restricted stock | | — | — | (15,193) | (165) | 165 | — | — | — |
| Tax benefit from vesting of restricted stock | | — | — | — | — | (124) | — | — | (124) |
| Dividends | | — | — | — | — | (1,735) | — | (5,555) | (7,290) |
| Share repurchase | | — | — | (1,211,800) | (12,584) | — | — | — | (12,584) |
| BALANCE AT DECEMBER 31, 2009 | | 41,123,365 | $411 | (3,129,460) | $(33,810) | $326,103 | $(181) | $ 13,461 | $305,984 |

The accompanying notes are an integral part of these consolidated financial statements

## COMFORT SYSTEMS USA, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (In Thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 32,466 | $ 49,690 | $ 34,182 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Estimated loss on disposition of discontinued operations | — | — | 75 |
| Amortization of identifiable intangible assets | 729 | 3,844 | 3,475 |
| Depreciation expense | 6,124 | 8,849 | 10,024 |
| Bad debt expense | 1,523 | 3,563 | 3,283 |
| Deferred tax benefit | (729) | (3,177) | 3,151 |
| Amortization of debt financing costs | 107 | 108 | 108 |
| (Gain) loss on sale of assets | 34 | (295) | (106) |
| Stock-based compensation expense | 2,521 | 3,851 | 3,454 |
| Changes in operating assets and liabilities, net of effects of acquisitions and divestitures—(Increase) decrease in— | | | |
| Receivables, net | (21,156) | 19,497 | 47,738 |
| Inventories | (345) | (33) | 1,697 |
| Prepaid expenses and other current assets | (1,266) | 1,567 | 2,043 |
| Costs and estimated earnings in excess of billings | 5,847 | 1,292 | (271) |
| Other noncurrent assets | 473 | 271 | (480) |
| Increase (decrease) in— | | | |
| Accounts payable and accrued liabilities | 20,746 | 9,546 | (22,889) |
| Billings in excess of costs and estimated earnings | 36,630 | (15,397) | (32,395) |
| Other long-term liabilities | (62) | (325) | 1,162 |
| Net cash provided by operating activities | 83,642 | 82,851 | 54,251 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of property and equipment | (11,088) | (14,572) | (9,457) |
| Proceeds from sales of property and equipment | 265 | 656 | 770 |
| Proceeds from businesses sold | 38 | 471 | 494 |
| Purchases of marketable securities | — | (18,525) | — |
| Sales of marketable securities | — | 8,600 | 4,000 |
| Cash paid for acquisitions and intangible assets, net of cash acquired | (7,347) | (41,664) | (14,629) |
| Net cash used in investing activities | (18,132) | (65,034) | (18,822) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Net borrowings on revolving line of credit | — | — | — |
| Payments on other long-term debt | (734) | (11,093) | (6,341) |
| Debt financing costs | (312) | — | — |
| Payments of dividends to shareholders | (6,125) | (7,134) | (7,271) |
| Share repurchase program and shares received in lieu of tax withholding | (11,544) | (26,054) | (13,043) |
| Excess tax benefit of stock-based compensation | 1,247 | 1,848 | 641 |
| Proceeds from exercise of options | 1,303 | 2,000 | 1,420 |
| Net cash used in financing activities | (16,165) | (40,433) | (24,594) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 49,345 | (22,616) | 10,835 |
| CASH AND CASH EQUIVALENTS, beginning of year—continuing operations and discontinued operations | 90,286 | 139,631 | 117,015 |
| CASH AND CASH EQUIVALENTS, end of year—continuing operations and discontinued operations | $139,631 | $117,015 | $127,850 |

The accompanying notes are an integral part of these consolidated financial statements.

COMFORT SYSTEMS USA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009

**1. Business and Organization**

Comfort Systems USA, Inc., a Delaware corporation, provides comprehensive heating, ventilation and air conditioning ("HVAC") installation, maintenance, repair and replacement services within the mechanical services industry. We operate primarily in the commercial, industrial and institutional HVAC markets, and perform most of our services within office buildings, retail centers, apartment complexes, manufacturing plants, and healthcare, education and government facilities. In addition to standard HVAC services, we provide specialized applications such as building automation control systems, fire protection, process cooling, electronic monitoring and process piping. Certain locations also perform related activities such as electrical service and plumbing. Approximately 52% of our consolidated 2009 revenues are attributable to installation of systems in newly constructed facilities, with the remaining 48% attributable to maintenance, repair and replacement services. The following service activities account for our consolidated 2009 revenues: HVAC—77%, plumbing—15%, building automation control systems—3%, and other—5%. These service activities are within the mechanical services industry which is the single industry segment we serve.

**2. Summary of Significant Accounting Policies**

***Principles of Consolidation***

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

***Cash Flow Information***

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid for interest for continuing operations in 2007, 2008 and 2009 was approximately $0.5 million, $1.1 million and $1.2 million, respectively. There was no cash paid for interest for discontinued operations in 2007, 2008, and 2009. Cash paid for income taxes for continuing operations in 2007, 2008 and 2009 was approximately $20.1 million and $32.2 million, and $39.0 million respectively. Cash paid for income taxes for discontinued operations was less than $0.1 million in 2007, 2008 and 2009.

***Inventories***

Inventories consist of parts and supplies that we purchase and hold for use in the ordinary course of business and are stated at the lower of cost or market using the first-in, first-out method.

***Property and Equipment***

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the expected life of the lease or the estimated useful life of the asset.

**2. Summary of Significant Accounting Policies (Continued)**

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated over the remaining useful life of the equipment. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in "(Gain) loss on sale of assets" in the statement of operations.

***Recoverability of Goodwill and Identifiable Intangible Assets***

Goodwill is the excess of purchase cost over the fair value of the net assets of acquired businesses. We do not amortize goodwill. We assess our goodwill asset amounts for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. Impairment must be reflected when the value of a given business unit in excess of its tangible net assets falls below the goodwill asset balance carried for that unit on our books. If other business units have had increases in the value of their respective goodwill balances, such increases may not be recorded. Accordingly, such increases may not be netted against impairments at other business units. The requirements for assessing whether goodwill assets have been impaired involve market-based information. This information, and its use in assessing goodwill, entails some degree of subjective assessment.

We currently perform our annual impairment testing as of October 1 and any impairment charges resulting from this process are reported in the fourth quarter. We segregate our operations into reporting units based on the degree of operating and financial independence of each unit and our related management of them. We perform our annual goodwill impairment testing at the reporting unit level. As of October 1, 2009, we had 41 reporting units of which 25 reporting units have a goodwill balance. These reporting units are tested for impairment by comparing each unit's fair value to its carrying value.

We estimate the fair value of the reporting unit based on two market approaches and an income approach, which utilizes discounted future cash flows. Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values. The market approaches utilized market multiples of invested capital from comparable publicly traded companies ("public company approach") and comparable transactions ("transaction approach"). The market multiples from invested capital include revenues, book equity plus debt and earnings before interest, taxes, depreciation and amortization ("EBITDA"). These assumptions are evaluated and updated on an annual basis.

We amortize identifiable intangible assets with finite lives over their useful lives. Intangible assets with indefinite lives are not amortized, but are subject to an annual review for impairment. Changes in strategy and/or market condition, may result in adjustments to recorded intangible asset balances.

***Long-Lived Assets***

Long-lived assets are comprised principally of goodwill, identifiable intangible assets, property and equipment, and deferred income tax assets. We periodically evaluate whether events and circumstances have occurred that indicate that the remaining balances of these assets may not be recoverable. We use

**2. Summary of Significant Accounting Policies (Continued)**

estimates of future income from operations and cash flows, as well as other economic and business factors, to assess the recoverability of these assets.

***Revenue Recognition***

Approximately 85% of our revenues were earned on a project basis and recognized through the percentage of completion method of accounting. Under this method, contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred at any time to total estimated contract costs. More specifically, as part of the negotiation and bidding process in which we engage in connection with obtaining installation contracts, we estimate our contract costs, which include all direct materials (exclusive of rebates), labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. These contract costs are included in our results of operations under the caption "Cost of Services." Then, as we perform under those contracts, we measure costs incurred, compare them to total estimated costs to complete the contract, and recognize a corresponding proportion of contract revenue. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as the work is performed, but is generally subjected to approval as to milestones or other evidence of completion. Non-labor project cost consists of purchased equipment, prefabricated materials and other materials. Purchased equipment on our projects is substantially produced to job specifications and is a value added element to our work. The costs are considered to be incurred when title is transferred to us, which typically is upon delivery to the work site. Prefabricated materials, such as ductwork and piping, are generally performed at our shops and recognized as contract costs when fabricated for the unique specifications of the job. Other materials cost are not significant and are generally recorded when delivered to the work site. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments.

We generally do not incur significant costs prior to receiving a contract, and therefore, these costs are expensed as incurred. In limited circumstances, when significant pre-contract costs are incurred, they are deferred if the costs can be directly associated with a specific contract and if their recoverability from the contract is probable. Upon receiving the contract, these costs are included in contract costs. Deferred costs associated with unsuccessful contract bids are written off in the period that we are informed that we will not be awarded the contract.

Project contracts typically provide for a schedule of billings or invoices to the customer based on reaching agreed-upon milestones or as we incur costs. The schedules for such billings usually do not precisely match the schedule on which costs are incurred. As a result, contract revenues recognized in the statement of operations can and usually do differ from amounts that can be billed or invoiced to the customer at any point during the contract. Amounts by which cumulative contract revenues recognized on a contract as of a given date exceed cumulative billings to the customer under the contract are reflected as a current asset in our balance sheet under the caption "Costs and estimated earnings in excess of billings." Amounts by which cumulative billings to the customer under a contract as of a given date exceed cumulative contract revenues recognized on the contract are reflected as a current liability in our balance sheet under the caption "Billings in excess of costs and estimated earnings."

**2. Summary of Significant Accounting Policies (Continued)**

The percentage of completion method of accounting is also affected by changes in job performance, job conditions, and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenues. Such revisions are frequently based on further estimates and subjective assessments. The effects of these revisions are recognized in the period in which the revisions are determined. When such revisions lead to a conclusion that a loss will be recognized on a contract, the full amount of the estimated ultimate loss is recognized in the period such a conclusion is reached, regardless of the percentage of completion of the contract.

Revisions to project costs and conditions can give rise to change orders under which the customer agrees to pay additional contract price. Revisions can also result in claims we might make against the customer to recover project variances that have not been satisfactorily addressed through change orders with the customer. Except in certain circumstances, we do not recognize revenues or margin based on change orders or claims until they have been agreed upon with the customer. The amount of revenue associated with unapproved change orders and claims is currently immaterial.

Variations from estimated project costs could have a significant impact on our operating results, depending on project size, and the recoverability of the variation via additional customer payments.

Revenues associated with maintenance, repair and monitoring services and related contracts are recognized as services are performed.

***Accounts Receivable***

Accounts receivable include amounts billed to customers under retention or retainage provisions in construction contracts. Such provisions are standard in our industry and usually allow for a small portion of progress billings or the contract price to be withheld by the customer until after we have completed work on the project, typically for a period of six months. Based on our experience with similar contracts in recent years, the majority of our billings for such retention balances at each balance sheet date are finalized and collected within the subsequent year. Retention balances at December 31, 2008 and 2009 are $65.7 million and $48.9 million, respectively, and are included in accounts receivable.

The carrying value of our receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. We estimate our allowance for doubtful accounts based upon the creditworthiness of our customers, prior collection history, ongoing relationships with our customers, the aging of past due balances, our lien rights, if any, in the property where we performed the work, and the availability, if any, of payment bonds applicable to the contract. The receivables are written off when they are deemed to be uncollectible.

***Acquisitions***

We generally recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

*Contingent Consideration*—In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain predetermined profitability targets. For acquisitions completed in 2009, we have recognized liabilities for these contingent obligations based on their estimated fair value at the date of acquisition with any differences between the

**2. Summary of Significant Accounting Policies (Continued)**

acquisition-date fair value and the ultimate settlement of the obligations being recognized as an adjustment to income from operations. For acquisitions completed before 2009, these obligations were recognized as incurred and accounted for as an adjustment to the initial purchase price of the acquired assets.

*Assumed Assets and Liabilities*—Assets and liabilities arising from contingencies are recognized at their acquisition-date fair value when their respective fair values can be determined. If the fair values of such contingencies cannot be determined, they are recognized at the acquisition date if the contingencies are probable and an amount can be reasonably estimated. Acquisition-date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed.

Beginning in 2009, all acquisition-related transaction costs have been expensed as incurred. For acquisitions completed before 2009, direct costs incurred for a business combination were accounted for as part of the cost of the acquired business.

***Self-Insurance Liabilities***

We are substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims, in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. Loss estimates associated with the larger and longer-developing risks—worker's compensation, auto liability and general liability—are reviewed by a third-party actuary quarterly. Our self-insurance arrangements are further discussed in Note 13 "Commitments and Contingencies."

***Warranty Costs***

We typically warrant labor for the first year after installation on new HVAC systems. We generally warrant labor for 30 days after servicing of existing HVAC systems. A reserve for warranty costs is estimated and recorded based upon the historical level of warranty claims and management's estimate of future costs.

***Income Taxes***

We are subject to income tax in the United States and Puerto Rico and file a consolidated return for federal income tax purposes. Income taxes are provided for under the liability method, which takes into account differences between financial statement treatment and tax treatment of certain transactions.

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain. We perform this evaluation each

**2. Summary of Significant Accounting Policies (Continued)**

quarter. Estimations of required valuation allowances include estimates of future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets becomes deductible. We consider projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income is less than the estimates, we may not realize all or a portion of the recorded deferred tax assets.

Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our provision for income taxes.

To the extent interest and penalties may be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and are classified as a component of income tax expense in our Consolidated Statements of Operations.

***Segment Disclosure***

Our activities are within the mechanical services industry, which is the single industry segment we serve. Each operating subsidiary represents an operating segment and these segments have been aggregated, as the operating units meet all of the aggregation criteria.

***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, revenues and expenses, and disclosures regarding contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates used in our financial statements affect revenue and cost recognition for construction contracts, the allowance for doubtful accounts, self-insurance accruals, deferred tax assets, warranty accruals, fair value accounting for acquisitions, and the quantification of fair value for reporting units in connection with our goodwill impairment testing.

***Concentrations of Credit Risk***

We provide services in a broad range of geographic regions. Our credit risk primarily consists of receivables from a variety of customers including general contractors, property owners and developers, and commercial and industrial companies. We are subject to potential credit risk related to changes in business and economic factors throughout the United States within the nonresidential construction industry. However, we are entitled to payment for work performed and have certain lien rights in that work. Further, we believe that our contract acceptance, billing and collection policies are adequate to manage potential credit risk. We regularly review our accounts receivable and estimate an allowance for uncollectible amounts. We have a diverse customer base, with no single customer accounting for more than 2% of consolidated 2009 revenues.

**2. Summary of Significant Accounting Policies (Continued)**

***Financial Instruments***

Our financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, other receivables, accounts payable, notes to former owners and a revolving credit facility. We believe that the carrying values of these instruments on the accompanying balance sheets approximate their fair values.

Marketable securities are classified as available-for-sale. These investments are recorded at fair value and are classified as marketable securities in the accompanying consolidated balance sheet as of December 31, 2009. The changes in fair values, net of applicable taxes, are recorded as unrealized gains (losses) as a component of accumulated other comprehensive income (loss) in stockholders' equity.

***Reclassifications***

Certain reclassifications have been made in prior period financial statements to conform to current period presentation. These reclassifications have not resulted in any changes to previously reported net income for any periods.

***Subsequent Events***

We evaluated subsequent events through the time of filing this Annual Report on Form 10-K. No significant events occurred subsequent to the balance sheet or prior to the filing of this report that would have a material impact on our consolidated financial statements.

**Recent Accounting Pronouncements**

On September 30, 2009, we adopted changes issued by the Financial Accounting Standards Board ("FASB") to the authoritative hierarchy of generally accepted accounting principles ("GAAP"). These changes establish the FASB Accounting Standards Codification™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the consolidated financial statements.

***Fair Value Accounting***

On January 1, 2009, we adopted changes issued by the FASB to fair value accounting and reporting as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on the consolidated financial statements, however we have expanded the disclosures regarding marketable securities, goodwill, and intangible assets.

**2. Summary of Significant Accounting Policies (Continued)**

***Business Combinations and Consolidation Accounting***

On January 1, 2009, we adopted changes issued by the FASB to accounting for business combinations. These changes apply to all assets acquired and liabilities assumed in a business combination that arise from certain contingencies and requires (i) an acquirer to recognize at fair value, at the acquisition date, an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period otherwise the asset or liability should be recognized at the acquisition date if certain defined criteria are met; (ii) contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be recognized initially at fair value; (iii) subsequent measurements of assets and liabilities arising from contingencies be based on a systematic and rational method depending on their nature and contingent consideration arrangements be measured subsequently; and (iv) disclosures of the amounts and measurement basis of such assets and liabilities and the nature of the contingencies. The adoption has significantly impacted our accounting and reporting for acquisitions, principally (i) as a result of the expanded requirements to value acquired assets, liabilities and contingencies at their fair values and (ii) the requirement that acquisition related transaction costs be expensed as incurred rather than capitalized as a part of the cost of the acquisition.

***Earnings Per Share***

On January1, 2009, we adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. There was no significant impact upon the adoption of these changes.

***Subsequent Events***

On June 30, 2009, we adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This change had no impact on our consolidated financial statements.

**3. Fair Value Measurements**

We use a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, which gives the highest priority to quoted prices in active markets, is comprised of the following three levels:

- Level 1—defined as observable inputs such as quoted prices in active markets;
- Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

**3. Fair Value Measurements (Continued)**

The assets measured at fair value on a recurring basis as of December 31, 2009 are as follows (in thousands):

| | | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|
| | Balance December 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2 | Significant Unobservable Inputs (Level 3) |
| Cash and cash equivalents | $127,850 | $127,850 | $ — | $ — |
| Auction rate securities | $ 5,646 | $ — | $925 | $4,721 |

Cash and cash equivalents consist primarily of certificates of deposits and rated money market funds at a variety of well-known institutions with original maturities of three months or less. The original cost of these assets approximates fair value due to their short term maturity.

As of December 31, 2009, our marketable securities consisted of $5.6 million of auction rate securities, which are variable rate debt instruments, having long-term maturities (with final maturities up to October 2034), but whose interest rates are designed to reset through an auction process, at intervals ranging from seven to 35 days. We had investments in marketable securities of $9.4 million as of December 31, 2008. All of our auction rate securities are high quality municipal obligations which have high investment grade ratings or otherwise are backed by high investment grade rated insurance agencies as of December 31, 2009. During 2008 and 2009, we sold $8.6 million and $4.0 million, respectively, of these auction rate securities at face value. An additional $0.9 million were sold at face value during February 2010; this is included in "Prepaid Expenses and Other" in our consolidated balance sheet. The remaining $4.7 million have been classified as a noncurrent asset on the consolidated balance sheet as we have the intent and ability to hold these securities until the market for auction rate securities stabilizes or until the issuer refinances the underlying security.

The auction events for some of these instruments failed during 2008 due to events in the credit markets. As a result of the temporary declines in fair value for our auction rate securities, which we attribute to liquidity issues rather than credit issues, we recorded an unrealized loss of $0.3 million, net of tax of $0.1 million, to accumulated other comprehensive income (loss). Our analysis of the fair values of these securities considered, among other items, the creditworthiness of the counterparty, the timing of expected future cash flows, and the possibility that a discount may be required if we choose to sell the securities in the absence of a successful auction. These securities were also compared, when possible, to other observable market data with similar characteristics.

As of December 31, 2009, we continue to collect interest when due on all of our auction rate securities. Any future fluctuation in fair value related to these instruments that we deem to be temporary, including any recoveries of previous write-downs, would be recorded to accumulated other comprehensive income (loss). If we determine that any future valuation adjustment was other than temporary, we would record a charge to earnings as appropriate.

We measure certain assets including our goodwill and indefinite lived intangible assets, at a fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be impaired. During the year ended December 31, 2009, we recognized an impairment expense of $0.2 million related to a tradename of a subsidiary.

**4. Acquisitions**

We have completed various acquisitions from 2007 to 2009 which were not material individually or in the aggregate. Our consolidated balance sheet at December 31, 2009 includes preliminary allocations of purchase price to the assets acquired and liabilities assumed based on estimates of fair value, pending completion of final valuation and purchase price adjustments. The results of operations of these acquisitions are included in our consolidated financial statements from their respective acquisition dates. Additional contingent purchase price ("earn-out") will be paid if certain acquisitions achieve predetermined profitability targets. The total purchase price for these acquisitions including earn-outs, was $11.1 million in 2007, $64.2 million in 2008 and $20.2 million in 2009. As of December 31, 2009 we have accrued contingent payments of approximately $2.6 million related to prior acquisitions.

**5. Discontinued Operations**

We sold a small operating company in June 2009. This company's after-tax income (loss) of $0.2 million, ($0.1) million and ($0.3) million for the years ended December 31, 2007, 2008 and 2009, respectively, have been reported in discontinued operations under "Operating loss (income), net of income tax (expense) benefit." We recorded an estimated loss on the sale of this company of $0.1 million in the second quarter of 2009, and an additional $0.9 million in the fourth quarter of 2009. This loss has been reported in discontinued operations under "Estimated loss on disposition, net tax."

*Sale of Companies to Emcor*—In March 2002, we sold 19 operations to Emcor Group, Inc. ("Emcor"). The total purchase price was $186.25 million, including the assumption by Emcor of approximately $22.1 million of subordinated notes to former owners of certain of the divested companies. Of Emcor's purchase price, $5 million was deposited into an escrow account to secure potential obligations on our part to indemnify Emcor for future claims and contingencies arising from events and circumstances prior to closing, all as specified in the transaction documents. Of this escrow, $4 million has been applied in determining our liability to Emcor in connection with the settlement of certain claims. The remaining $1 million of escrow is available for book purposes to apply to any future claims and contingencies in connection with this transaction, and has not been recognized as part of the Emcor transaction purchase price.

There are ongoing open matters relating to this transaction that we continue to address with Emcor. We do not believe these open matters, either individually or in the aggregate, will have a material adverse effect on our financial position when ultimately resolved. During the fourth quarter of 2009, we recorded a gain of $0.8 million based upon a review of open matters. These amounts are included in discontinued operations in 2009 in the caption "Estimated loss on disposition, net of tax." We continue to evaluate the likely disposition of approximately $1.2 million that is currently held in escrow relating to this transaction.

Our consolidated statements of operations and the related earnings per share amounts have been restated to reflect the effects of the discontinued operations. No interest expense is allocated to discontinued operations.

## 5. Discontinued Operations (Continued)

Revenues and pre-tax income (loss) related to discontinued operations are as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Revenues | $7,955 | $6,695 | $1,795 |
| Pre-tax income (loss) | $ 452 | $ (80) | $ (520) |

## 6. Goodwill and Other Identifiable Intangible Assets

### *Goodwill*

We performed our annual impairment testing on October 1, 2009. As discussed in Note 2, "Summary of Significant Accounting Policies", the fair value of each reporting unit was estimated using a discounted cash flow model combined with market valuation approaches. During 2007 and 2008, we assigned a weighting of 40% to the discounted cash flow analysis, and a weighting of 30% for each of the market approaches. During 2009, we assigned a weighting of 40% to the discounted cash flow analysis, 60% to the public company approach and 0% to the transaction approach. There was no weighting assigned to the transaction approach due to the lack of comparable market data in 2009. There were no other changes in our methodologies for valuing goodwill during the current year.

There was no impairment of goodwill as a result of our annual goodwill impairment test in 2007, 2008 or 2009. We also did not encounter any events or changes in circumstances that indicated that an impairment was more likely than not during interim periods in 2007, 2008, or 2009.

As of October 1, 2009, the fair value exceeded the carrying value by a significant margin for 24 of the 25 reporting units. There was one reporting unit where the fair value exceeded the carrying value by a less significant margin. The material assumptions used for the income approach for this reporting unit included a weighted average cost of capital of 15% and a long-term growth rate of 3%. This reporting unit had a goodwill balance of $17.2 million, and its fair value exceeded its carrying value by $1.0 million, or 3.5%. Under the income approach which is weighted 40%, a one percentage point increase in the discount rate and a one percentage point decrease in the long-term growth rate would have decreased the fair value of this reporting unit by $0.9 million. Under the public company market approach which has a weighting of 60%, a 10% decrease in the market approach multiples would have decreased the fair value of this reporting unit by $2.4 million.

There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or the current economic downturn worsens or the projected recovery is significantly delayed beyond our projections, goodwill impairment charges may be recorded in future periods.

**6. Goodwill and Other Identifiable Intangible Assets (Continued)**

The changes in the carrying amount of goodwill are as follows (in thousands):

| | December 31, 2008 | December 31, 2009 |
|---|---|---|
| Balance at beginning of year | $68,621 | $ 90,940 |
| Goodwill related to acquisitions of businesses | 22,319 | 9,254 |
| Balance at end of year | $90,940 | $100,194 |

***Identifiable Intangible Assets***

Identifiable intangible assets consist of the following (dollars in thousands):

| | | December 31, 2008 | | December 31, 2009 | |
|---|---|---|---|---|---|
| | Estimated Useful Lives in Years | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Customer relationships | 2 - 8 | $ 6,760 | $(1,085) | $10,943 | $(2,196) |
| Backlog | 1 - 2 | 3,350 | (2,542) | 4,150 | (3,304) |
| Noncompete agreements | 2 - 7 | 2,470 | (445) | 2,960 | (1,046) |
| Tradenames | 2 - 10, Indefinite | 8,140 | (367) | 9,240 | (1,367) |
| Total | | $20,720 | $(4,439) | $27,293 | $(7,913) |

The amounts attributable to customer relationships, noncompete agreements and finite-lived tradenames are being amortized to "Selling, General and Administrative Expenses" on a straight-line method over periods from two to ten years. At December 31, 2009, approximately $3.6 million is attributable to a tradename with an indefinite life. This tradename is not being amortized, but is subject to an annual review for impairment. In connection with the annual review, we recorded an impairment of $0.2 million during the fourth quarter of 2009. This impairment is included in "Selling, General and Administrative Expenses." The amounts attributable to backlog are being amortized to "Cost of Services" on a proportionate method over the remaining backlog period. Amortization expense for the years ended December 31, 2007, 2008 and 2009 was $0.7 million, $3.8 million and $3.5 million, respectively.

At December 31, 2009, future amortization expense of identifiable intangible assets are as follows (in thousands):

| Year ending December 31— | |
|---|---|
| 2010 | $ 3,772 |
| 2011 | 3,312 |
| 2012 | 2,408 |
| 2013 | 1,687 |
| 2014 | 1,553 |
| Thereafter | 2,975 |
| Total | $15,707 |

## 7. Restructuring Charges

We recorded restructuring charges of approximately $3.2 million pre-tax in 2003. These charges included approximately $1.5 million for severance costs and retention bonuses primarily associated with the curtailment of our energy efficiency marketing activities, a reorganization of our national accounts operations as well as a reduction in corporate personnel. The restructuring charges for this period also included approximately $1.6 million for remaining lease obligations and $0.1 million of other costs recorded in connection with the actions described above. We increased our accrual for these remaining lease obligations by $34,000 in 2007 and $0.2 million in 2008 based on revised estimates of when and to what extent we believed we could sublease the related facilities. These increases to the accrual were included in "Cost of Services" and in "Selling, General and Administrative Expenses" in our consolidated statement of operations. Accrued lease termination costs remaining from past restructuring charges were completed by the end of 2009.

The following table shows the remaining liabilities associated with the cash portion of the restructuring charges as of December 31, 2007, 2008 and 2009 (in thousands):

| Lease termination costs and other: | Balance at Beginning of Period | Additions | Payments | Balance at End of Period |
|---|---|---|---|---|
| Year ended December 31, 2007 | $686 | $ 34(a) | $(396) | $324 |
| Year ended December 31, 2008 | $324 | $170(a) | $(157) | $337 |
| Year ended December 31, 2009 | $337 | $ — | $(337) | $ — |

(a) These charges were included in "Cost of Services" and in "Selling, General and Administrative Expenses" in our consolidated statement of operations.

## 8. Property, Plant and Equipment

Property, plant and equipment consist of the following (dollars in thousands):

| | Estimated Useful Lives in Years | December 31, 2008 | December 31, 2009 |
|---|---|---|---|
| Land | — | $ 1,075 | $ 1,395 |
| Transportation equipment | 2 - 7 | 21,781 | 23,644 |
| Machinery and equipment | 2 - 15 | 18,382 | 18,210 |
| Computer and telephone equipment | 2 - 7 | 16,913 | 17,597 |
| Buildings and leasehold improvements | 2 - 40 | 14,763 | 17,259 |
| Furniture and fixtures | 3 - 10 | 4,439 | 4,802 |
| | | 77,353 | 82,907 |
| Less—Accumulated depreciation | | (41,703) | (48,236) |
| Property, plant and equipment, net | | $ 35,650 | $ 34,671 |

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was $6.1 million, $8.7 million and $10.0 million, respectively.

**9. Detail of Certain Balance Sheet Accounts**

Activity in our allowance for doubtful accounts consists of the following (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Balance at beginning of year | $ 3,279 | $ 3,791 | $ 5,250 |
| Additions for bad debt expense | 1,538 | 3,568 | 3,283 |
| Deductions for uncollectible receivables written off, net of recoveries | (1,086) | (2,262) | (1,313) |
| Allowance for doubtful accounts of acquired companies at date of acquisition | 60 | 153 | 33 |
| Balance at end of year | $ 3,791 | $ 5,250 | $ 7,253 |

Other current liabilities consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2009 |
| Accrued warranty costs | $ 6,866 | $10,333 |
| Other current liabilities | 11,435 | 12,191 |
| Accrued backcharges | 5,838 | 6,489 |
| Accrued sales and use tax | 1,478 | 1,150 |
| Deferred revenue | 2,346 | 2,585 |
| | $27,963 | $32,748 |

We have recorded $— and $3.5 million as of December 31, 2008 and 2009, respectively, related to accrued warranty for a specific project performed by our multi-family operations based in Texas.

Contracts in progress are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2009 |
| Costs incurred on contracts in progress | $ 1,053,585 | $ 1,173,678 |
| Estimated earnings, net of losses | 262,204 | 248,800 |
| Less—Billings to date | (1,394,171) | (1,468,389) |
| | $ (78,382) | (45,911) |
| Costs and estimated earnings in excess of billings on uncompleted contracts | $ 19,123 | $ 20,432 |
| Billings in excess of costs and estimated earnings on uncompleted contracts | (97,505) | (66,343) |
| | $ (78,382) | $ (45,911) |

## 10. Long-Term Debt Obligations

Long-term debt obligations consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2009 |
| Revolving credit facility | $ — | $ — |
| Other debt | — | 250 |
| Notes to former owners | 10,699 | 7,358 |
| Total debt | 10,699 | 7,608 |
| Less—current portion | (1,336) | (1,167) |
| Total long-term portion of debt | $ 9,363 | $ 6,441 |

At December 31, 2009, future principal payments of long-term debt are as follows (in thousands):

| Year ending December 31— | |
|---|---|
| 2010 | $1,167 |
| 2011 | 3,741 |
| 2012 | 1,350 |
| 2013 | 1,350 |
| | $7,608 |

***Revolving Credit Facility***

We have a $100.0 million senior credit facility (the "Facility") provided by a syndicate of banks which is available for borrowings and letters of credit. The Facility expires in February 2012 and is secured by the capital stock of our current and future subsidiaries. As of December 31, 2009, we had no outstanding borrowings, $39.1 million in letters of credit outstanding, and $60.9 million of credit available.

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. We have also occasionally used letters of credit to guarantee performance under our contracts and to ensure payment to our subcontractors and vendors under those contracts. Our lenders issue such letters of credit through the Facility. A letter of credit commits the lenders to pay specified amounts to the holder of the letter of credit if the holder demonstrates that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the lenders for amounts they fund to honor the letter of credit holder's claim. Absent a claim, there is no payment or reserving of funds by us in connection with a letter of credit. However, because a claim on a letter of credit would require immediate reimbursement by us to our lenders, letters of credit are treated as a use of facility capacity just the same as actual borrowings. We have never had a claim made against a letter of credit that resulted in payments by a lender or by us and believe such claim is unlikely in the foreseeable future.

**10. Long-Term Debt Obligations (Continued)**

*Collateral*

A common practice in our industry is the posting of payment and performance bonds with customers. These bonds are offered by financial institutions known as sureties, and provide assurance to the customer that in the event we encounter significant financial or operational difficulties, the surety will arrange for the completion of our contractual obligations and for the payment of our vendors on the projects subject to the bonds. In cooperation with our lenders, we granted our sureties a first lien on assets such as receivables, costs and estimated earnings in excess of billings, and equipment specifically identifiable to projects for which bonds are outstanding, as collateral for potential obligations under bonds. As of December 31, 2009 the amount of these assets was approximately $62.7 million.

*Covenants and Restrictions*

The Facility contains financial covenants defining various financial measures and the levels of these measures with which we must comply. Covenant compliance is assessed as of each quarter end. We were in compliance with the financial covenants as of December 31, 2009. Credit Facility Adjusted EBITDA is defined under the Facility for financial covenant purposes as net earnings for the four quarters ending as of any given quarterly covenant compliance measurement date, plus the corresponding amounts for (a) interest expense; (b) income taxes; (c) depreciation and amortization; and (d) other non-cash charges. The following is a reconciliation of Credit Facility Adjusted EBITDA to net income (in thousands):

| | |
|---|---|
| Net income | $34,182 |
| Income taxes—continuing operations | 21,437 |
| Income taxes—discontinued operations | 33 |
| Interest expense, net | 617 |
| Depreciation and amortization expense | 13,499 |
| Credit Facility Adjusted EBITDA | $69,768 |

The Facility's principal financial covenants include:

*Leverage Ratio*—The Facility requires that the ratio of our total indebtedness less cash and cash equivalents to our Credit Facility Adjusted EBITDA not exceed 2.50. The leverage ratio as of December 31, 2009 was 0.11.

*Fixed Charge Coverage Ratio*—The Facility requires that the ratio of Credit Facility Adjusted EBITDA, less non-financed capital expenditures, tax provision, dividends and amounts used to repurchase stock to the sum of interest expense and scheduled principal payments be at least 1.50. Capital expenditures, tax provision, dividends and stock repurchase payments are defined under the Facility for purposes of this covenant to be amounts for the four quarters ending as of any given quarterly covenant compliance measurement date. The calculation of the fixed charge coverage ratio excludes acquisitions, stock repurchases and the payment of cash dividends, at any time that the Leverage Ratio does not exceed 1.0. The fixed charge coverage ratio as of December 31, 2009 was 17.52.

**10. Long-Term Debt Obligations (Continued)**

*Other Restrictions*—The Facility permits acquisitions of up to $25.0 million per transaction, or $50.0 million in the aggregate. However, these limitations only apply when the Leverage Ratio is greater than 1.0.

While the Facility's financial covenants do not specifically govern capacity under the Facility, if our debt level under the Facility at a quarter-end covenant compliance measurement date were to cause us to violate the Facility's debt-to-Credit Facility Adjusted EBITDA covenant, our borrowing capacity under the Facility could be restricted by the lenders.

***Interest Rates and Fees***

We have a choice of two interest rate options for borrowings under the Facility, the Base Rate Option and the Eurodollar Rate Option. Under the Base Rate Option, the interest rate is determined based on the higher of the Federal Funds Rate plus 0.5% or the prime lending rate offered by Citibank, N.A. Additional margins are then added to the higher of these two rates. These additional margins are determined based on the ratio of our total debt outstanding as of a given quarter end to our "Credit Facility Adjusted EBITDA" for the twelve months ending as of that quarter end, as shown below.

Under the Eurodollar Rate Option, borrowings bear interest based on designated one to six-month Eurodollar rates that correspond very closely to rates described in various general business media sources as the London Interbank Offered Rate or "LIBOR." Additional margins are then added to LIBOR for borrowings based on the Company's ratio of debt to Credit Facility Adjusted EBITDA, as shown below.

Letter of credit fees under the Facility are also based on our ratio of debt to Credit Facility Adjusted EBITDA, as shown below.

The interest rates underlying the Base Rate and Eurodollar Rate Options under the Facility are floating rates determined by the broad financial markets, meaning they can and do move up and down from time to time. For illustrative purposes, the following are the respective market rates as of December 31, 2009 relating to interest options under the Facility:

| | |
|---|---|
| Base Rate Option—The higher of: | |
| Federal Funds Rate plus 0.50% | 0.61% |
| Citibank, N.A. Prime Rate | 3.25% |
| Eurodollar Rate Option: | |
| One-month LIBOR | 0.23% |
| Six-month LIBOR | 0.43% |

## 10. Long-Term Debt Obligations (Continued)

| | Debt to Credit Facility Adjusted EBITDA | | | |
|---|---|---|---|---|
| | Less than 0.75 | 0.75 to 1.25 | 1.25 to 2.00 | 2.00 or greater |
| Additional Per Annum Interest Margin Added Under: | | | | |
| Base Rate Option | 0.25% | 0.50% | 0.75% | 1.00% |
| Eurodollar Rate Option | 1.25% | 1.50% | 1.75% | 2.00% |
| Commitment fees on any portion of the Revolving Loan capacity not in use for borrowings or letters of credit at any given time | 0.20% | 0.20% | 0.25% | 0.30% |

We incurred approximately $0.7 million in financing and professional costs in connection with the arrangement of the Facility. These costs are amortized on a straight-line basis as a non-cash charge to interest expense over the term of the Facility. Excluding the amortization of debt financing and arrangement costs, we estimate that the interest rate applicable to borrowings under the Facility would be approximately 1.5% as of December 31, 2009.

Interest expense included the following primary elements (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Interest expense on borrowings, and unused commitment fees | $161 | $ 891 | $ 632 |
| Letter of credit fees | 347 | 385 | 462 |
| Amortization of deferred debt arrangement costs | 107 | 108 | 108 |
| Total | $615 | $1,384 | $1,202 |

### *Notes to Former Owners*

We issued subordinated notes to the former owners of acquired companies, as part of the consideration used to acquire these companies. These notes had an outstanding balance of $7.4 million, of which $0.9 million is current as of December 31, 2009 and bear interest, payable annually, at a weighted average interest rate of 4.9%.

### *Other Debt*

In conjunction with our December 31, 2009 acquisition of a company based in Raleigh, North Carolina, we acquired $0.3 million of short-term borrowings. This is included as current debt on our balance sheet as of December 31, 2009.

## 11. Income Taxes

***Provision for Income Taxes***

The provision for income taxes relating to continuing operations consists of the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Current— | | | |
| Federal | $16,782 | $27,991 | $14,240 |
| State and Puerto Rico | 3,830 | 6,036 | 4,046 |
| | 20,612 | 34,027 | 18,286 |
| Deferred— | | | |
| Federal | (520) | (3,069) | 4,719 |
| State and Puerto Rico | (217) | (92) | (1,568) |
| | (737) | (3,161) | 3,151 |
| | $19,875 | $30,866 | $21,437 |

The difference in income taxes provided for and the amounts determined by applying the federal statutory tax rate to income before income taxes results from the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Income tax expense at the statutory rate | $18,232 | $28,235 | $19,612 |
| Changes resulting from— | | | |
| State income taxes, net of federal tax effect | 2,128 | 3,445 | 2,384 |
| Increase (decrease) in valuation allowance | 229 | 91 | (1,025) |
| Increase in contingency reserves | 62 | 28 | 153 |
| Non-deductible expenses | 312 | 186 | 500 |
| Production activity deduction | (975) | (1,471) | (699) |
| Other | (113) | 352 | 512 |
| | $19,875 | $30,866 | $21,437 |

**11. Income Taxes (Continued)**

***Deferred Tax Assets (Liabilities)***

Significant components of the net deferred tax assets and net deferred tax liabilities as reflected on the balance sheet are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2009 |
| Deferred income tax assets— | | |
| Accounts receivable and allowance for doubtful accounts | $ 1,969 | $ 2,754 |
| Stock compensation | 1,651 | 1,828 |
| Accrued liabilities and expenses | 17,996 | 21,511 |
| State net operating loss carryforwards | 2,285 | 2,519 |
| Intangible assets | — | 545 |
| Capital loss carryover | — | 286 |
| Other | 796 | 549 |
| Total deferred income tax assets | $24,697 | $ 29,992 |
| Deferred income tax liabilities— | | |
| Property and equipment | (2,618) | (3,007) |
| Long-term contracts | (1,525) | (299) |
| Goodwill | (540) | (2,999) |
| Intangible assets | (284) | — |
| Section 481 adjustments | (879) | (8,954) |
| Other | (25) | (50) |
| Total deferred income tax liabilities | (5,871) | (15,309) |
| Less—Valuation allowance | (2,439) | (1,700) |
| Net deferred income tax assets | $16,387 | $ 12,983 |

The deferred income tax assets and liabilities reflected above are included in the consolidated balance sheets as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2009 |
| Deferred income tax assets— | | |
| Prepaid expenses and other | $17,438 | $20,724 |
| Other noncurrent assets | 647 | 1,997 |
| Total deferred income tax assets | $18,085 | $22,721 |
| Deferred income tax liabilities— | | |
| Other current liabilities | 172 | 135 |
| Deferred income tax liabilities | 1,526 | 9,603 |
| Total deferred income tax liabilities | $ 1,698 | $ 9,738 |

**11. Income Taxes (Continued)**

As of December 31, 2009, we had $2.5 million of future tax benefits related to $54 million of available state net operating loss carryforwards ("NOLs") which expire between 2012 and 2029. A valuation allowance of $1.3 million has been recorded against net deferred tax assets of state NOLs and a valuation allowance of $0.1 million has been recorded against other net state deferred tax assets. We recorded an decrease in valuation allowances of $0.7 million for the year ended December 31, 2009. A deferred tax asset for state NOLs, net of related valuation allowance, of $1.2 million reflects our conclusion that it is likely that this asset will be realized based upon expected future earnings in certain subsidiaries. We update this assessment of the realizability of deferred tax assets relating to state net NOLs annually. We have future tax benefits of $0.3 million related to a capital loss carryover of $0.8 million which expires in 2014. A valuation allowance of $0.3 million has been recorded against the net deferred tax asset of the capital loss carryover.

As of December 31, 2008 and 2009, approximately $0.4 million and $0.4 million, respectively, of unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate. This liability is included in "Other Long-Term Liabilities" in the consolidated balance sheets. We do not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

We recognize potential interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2007, 2008, and 2009, we recognized approximately $0.1 million, $0.1 million, and $0.1 million in interest and penalties. We had approximately $0.3 million and $0.3 million for the payment of interest and penalties accrued at December 31, 2008 and 2009, respectively. Our tax records are subject to review by the Internal Revenue Service for the 2006 tax year forward and by various state authorities for the 2002 tax year forward.

***Liabilities for Uncertain Tax Positions***

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Balance at beginning of year | $ 568 | $663 | $621 |
| Additions based on tax positions related to the current year | 107 | — | — |
| Additions for tax positions of prior years | 308 | 50 | 134 |
| Reductions for tax positions of prior years | (320) | (92) | (97) |
| Settlements | — | — | (24) |
| Balance at end of year | $ 663 | $621 | $634 |

**12. Employee Benefit Plans**

We and certain of our subsidiaries sponsor various retirement plans for most full-time and some part-time employees. These plans consist of defined contribution plans and multi-employer pension plans and cover employees at substantially all of our operating locations. The defined contribution

**12. Employee Benefit Plans (Continued)**

plans generally provide for contributions up to 2.5% of covered employees' salaries or wages. These contributions totaled $3.9 million for 2007, $4.3 million for 2008 and $4.5 million in 2009. Of these amounts, approximately $0.2 million and $0.2 million were payable to the plans at December 31, 2008 and 2009, respectively.

Certain of our subsidiaries also participate or have participated in various multi-employer pension plans for the benefit of employees who are union members. As of December 31, 2008 and 2009, we had 5 and 4 employees, respectively who were union members. During 2006, two of our operating locations withdrew from multi-employer pension plans; accordingly, we are subject to unfunded pension plan liability related to these two withdrawals. We have accrued $0.2 million in anticipation of these liabilities as of December 31, 2009. There were no contributions made to multi-employer pension plans in 2007, 2008 or 2009. The data available from administrators of other multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which our employees participate or previously participated.

**13. Commitments and Contingencies**

***Leases***

We lease certain facilities and equipment under noncancelable operating leases. Rent expense for the years ended December 31, 2007, 2008 and 2009 was $16.7 million, $15.3 million, and $16.2 million, respectively. We recognize escalating rental payments that are quantifiable at the inception of the lease on a straight-line basis over the lease term. Concurrent with the acquisitions of certain companies, we entered into various agreements with previous owners to lease land and buildings used in our operations. The terms of these leases generally range from three to ten years and certain leases provide for escalations in the rental expenses each year, the majority of which are based on inflation. Included in the 2007, 2008 and 2009 rent expense above are approximately $2.5 million, $3.0 million and $2.8 million of rent paid to these related parties, respectively. The following represents future minimum rental payments under noncancelable operating leases (in thousands):

| Year ending December 31— | |
|---|---|
| 2010 | $10,593 |
| 2011 | 9,209 |
| 2012 | 7,970 |
| 2013 | 5,864 |
| 2014 | 3,885 |
| Thereafter | 7,216 |
| | $44,737 |

***Claims and Lawsuits***

We are subject to certain legal and regulatory claims, including lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in the accompanying consolidated financial statements. While we

**13. Commitments and Contingencies (Continued)**

cannot predict the outcome of these proceedings, in management's opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results or financial condition, after giving effect to provisions already recorded.

In addition to the matters described above, we have accrued $6.5 million as of December 31, 2009 for potential and asserted backcharges from several customers of our large multi-family operation based in Texas. The additions and reductions to the accrual were included in "Cost of Services." The accrual is included in "Other Current Liabilities". We believe these accruals reflect a probable outcome with respect to such backcharges and potential backcharges, however, if we are not successful in resolving these disputes, we may in the future experience a material adverse effect on our operating results.

The following table summarizes the backcharge activity for the years ended December 31, 2007, 2008 and 2009 (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Balance at beginning of year | $ — | $ 6,181 | $ 5,838 |
| Additions | 6,181 | 4,133 | 2,350 |
| Reductions | — | — | (650) |
| Settlements | — | (4,476) | (1,049) |
| Balance at end of year | $6,181 | $ 5,838 | $ 6,489 |

***Surety***

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. If we fail to perform under the terms of a contract or to pay subcontractors and vendors who provided goods or services under a contract, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs. To date, we are not aware of any losses to our sureties in connection with bonds the sureties have posted on our behalf, and do not expect such losses to be incurred in the foreseeable future.

Surety market conditions are currently challenging as a result of significant losses incurred by many sureties in recent periods, both in the construction industry as well as in certain larger corporate bankruptcies. As a result, less bonding capacity is available in the market and terms have become more restrictive. Further, under standard terms in the surety market, sureties issue bonds on a project-by-project basis, and can decline to issue bonds at any time. Historically, approximately 25% to 30% of our business has required bonds. While we have strong surety relationships to support our bonding needs, current market conditions as well as changes in the sureties' assessment of our operating and financial risk could cause the sureties to decline to issue bonds for our work. If that were to occur, the alternatives include doing more business that does not require bonds, posting other forms of collateral for project performance such as letters of credit or cash, and seeking bonding capacity from other sureties. We would likely also encounter concerns from customers, suppliers and other market participants as to our creditworthiness. While we believe our general operating and financial

**13. Commitments and Contingencies (Continued)**

characteristics, including a significant amount of cash on our balance sheet, would enable us to ultimately respond effectively to an interruption in the availability of bonding capacity, such an interruption would likely cause our revenues and profits to decline in the near term.

***Self- Insurance***

We are substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims, in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. Loss estimates associated with the larger and longer-developing risks, such as worker's compensation, auto liability and general liability, are reviewed by a third-party actuary quarterly.

Our self-insurance arrangements currently are as follows:

*Worker's Compensation*—The per-incident deductible for worker's compensation is $500,000. Losses above $500,000 are determined by statutory rules on a state-by-state basis, and are fully covered by excess worker's compensation insurance.

*Employer's Liability*—For employer's liability, the per incident deductible is $500,000. We are fully insured for the next $0.5 million of each loss, and then have several layers of excess loss insurance policies that covers losses up to $75 million in aggregate across this risk area (as well as general liability and auto liability noted below).

*General Liability*—For general liability, the per incident deductible is $500,000. We are fully insured for the next $1.5 million of each loss, and then have several layers of excess loss insurance policies that covers losses up to $75 million in aggregate across this risk area (as well as employer's liability and auto liability noted below).

*Auto Liability*—For auto liability, the per incident deductible is $500,000. We are fully insured for the next $1.5 million of each loss, and then have several layers of excess loss insurance policies that cover losses up to $75 million in aggregate across this risk area (as well as employer's liability and general liability noted above).

*Employee Medical*—We have two medical plans. The deductible for employee group health claims is $300,000 per person, per policy (calendar) year for one plan and $150,000 per person, per policy (calendar) year for the other plan. Insurance then covers any responsibility for medical claims in excess of the deductible amount.

Our $75 million of aggregate excess loss coverage above applicable per-incident deductibles represents one policy limit that applies to all lines of risk; we do not have a separate $75 million of excess loss coverage for each of general liability, employer's liability and auto liability.

## 14. Stockholders' Equity

### *Long-Term Incentive Plans for Employees*

In May 2006, our stockholders approved the 2006 Equity Incentive Plan (the "2006 Plan") which provides for the granting of incentive or non-qualified stock options, stock appreciation rights, restricted or deferred stock, dividend equivalents or other incentive awards to directors, employees and consultants. The number of shares authorized and reserved for issuance under the 2006 Plan is 3,200,000 shares. As of December 31, 2009, there were 2.1 million shares available for issuance under this plan. The 2006 Plan will expire in May 2016.

### *Non-Employee Directors' Stock Plans*

In May 2006, our stockholders approved our 2006 Stock Options/SAR Plan for Non-Employee Directors (the "2006 Directors Plan"), which provides for the granting of stock options or stock appreciation rights to non-employees. The number of shares authorized and reserved for issuance under the 2006 Directors Plan is 500,000 shares. Outstanding options may be canceled and reissued under terms specified in the plan. As of December 31, 2009, there were 0.4 million shares available for issuance under this plan. The 2006 Directors Plan will expire in May 2016. Under the 2006 Directors Plan, each participant who has served since at least the previous annual meeting and is continuing in office and each newly elected non-employee director will be awarded an award covering 10,000 shares (which will be the maximum number of shares of Common Stock subject to awards that may be granted to any participant in the aggregate in any calendar year). All options will be granted with an exercise price equal to the fair market value at the date of grant and become exercisable on the first anniversary of the date of grant. The options expire after ten years from the date of grant if unexercised.

We have never altered the price of any option after its grant.

### *Share Repurchase Program*

On March 29, 2007, our Board of Directors (the "Board") approved a stock repurchase program to acquire up to one million shares of our outstanding common stock. As of December 31, 2008, the Board approved extensions of the program to cover an additional 2.9 million shares. During the first quarter of 2009, the Board approved an extension of the program to cover an additional 0.5 million shares. During the third quarter of 2009, the Board approved an extension of the program to cover an additional 0.5 million shares. Since the inception of the repurchase program, the Board has approved 4.9 million shares to be repurchased. The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time. We repurchased 1.2 million shares for the year ended December 31, 2009, at an average price of $10.39 per share.

**14. Stockholders' Equity (Continued)**

*Earnings Per Share*

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed considering the dilutive effect of stock options and contingently issuable restricted stock. The vesting of unvested contingently issuable restricted stock is based on the achievement of certain earnings per share targets. These shares are considered contingently issuable shares for purposes of calculating diluted earnings per share. These shares are not included in the diluted earnings per share denominator until the performance criteria are met, if it is assumed that the end of the reporting period was the end of the contingency period.

Unvested restricted stock is included in diluted earnings per share, weighted outstanding until the shares vest. Upon vesting, the vested restricted stock is included in basic earnings per share weighted outstanding from the vesting date.

There were approximately 0.1 million, 0.2 million, and 0.5 million anti-dilutive stock options that were excluded from the calculation of diluted EPS for the years ended December 31, 2007, 2008, and 2009, respectively.

The following table reconciles the number of shares outstanding with the number of shares used in computing basic and diluted earnings per share for each of the periods presented (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Common shares outstanding, end of period(a) | 40,029 | 38,331 | 37,625 |
| Effect of using weighted average common shares outstanding | 544 | 1,093 | 421 |
| Shares used in computing earnings per share—basic | 40,573 | 39,424 | 38,046 |
| Effect of shares issuable under stock option plans based on the treasury stock method | 704 | 559 | 360 |
| Effect of contingently issuable restricted shares | 57 | 42 | 45 |
| Shares used in computing earnings per share—diluted | 41,334 | 40,025 | 38,451 |

(a) Excludes 0.3 million, 0.3 million and 0.4 million shares of unvested contingently issuable restricted stock outstanding as of December 31, 2007, 2008 and 2009 respectively (see Note 15 "Stock-Based Compensation.")

**15. Stock-Based Compensation**

We have various stock-based compensation plans which are administered by the compensation committee of the Board of Directors. Total stock-based compensation expense was $2.5 million, $3.9 million and $3.5 million for the years ended December 31, 2007, 2008 and 2009, respectively. Total income tax benefit recognized for stock-based compensation arrangements was $0.9 million, $1.4 million and $1.3 million for the years ended December 31, 2007, 2008 and 2009, respectively. We present the

**15. Stock-Based Compensation (Continued)**

benefits of tax deductions in excess of recognized compensation costs ("excess tax benefits") as financing cash flows in the consolidated statements of cash flows.

Upon the vesting of the restricted shares, we have allowed the holder to elect to surrender an amount of shares to meet their minimum statutory withholding requirements. These shares are accounted for as treasury stock based upon the value of the stock on the date of vesting.

***Stock Options***

The following table summarizes activity under our stock option plans (shares in thousands):

| | 2007 | | 2008 | | 2009 | |
|---|---|---|---|---|---|---|
| Stock Options | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 1,934 | $ 4.30 | 1,747 | $ 5.18 | 1,365 | $ 6.39 |
| Granted | 186 | $12.31 | 173 | $13.17 | 177 | $11.00 |
| Exercised | (352) | $ 3.67 | (515) | $ 3.98 | (355) | $ 4.00 |
| Forfeited | (11) | $12.75 | (15) | $12.67 | (7) | $11.00 |
| Expired | (10) | $13.00 | (25) | $15.81 | — | $ — |
| Outstanding at end of year | 1,747 | $ 5.18 | 1,365 | $ 6.39 | 1,180 | $ 7.77 |
| Options exercisable at end of year | 1,376 | | 1,066 | | 879 | |

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $3.4 million, $5.3 million and $2.6 million, respectively. Stock options outstanding as of December 31, 2009 have a weighted-average remaining contractual term of 5.4 years and an aggregate intrinsic value of $5.6 million. Stock options exercisable as of December 31, 2009 have a weighted-average remaining contractual term of 4.3 years and an aggregate intrinsic value of $5.4 million. As of December 31, 2009, we have 1.2 million options that are vested or expected to vest; these options have a weighted average exercise price of $7.76 per share, have a weighted-average remaining contractual term of 5.4 years and an aggregate intrinsic value of $5.4 million.

**15. Stock-Based Compensation (Continued)**

The following table summarizes information about stock options outstanding at December 31, 2009 (shares in thousands):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 12/31/09 | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable at 12/31/09 | Weighted-Average Exercise Price |
| $1.90 - 2.875 | 391 | 1.95 | $ 2.38 | 391 | $ 2.38 |
| $3.39 - 4.77 | 37 | 2.88 | $ 4.13 | 37 | $ 4.13 |
| $6.38 - 7.94 | 194 | 5.17 | $ 6.57 | 194 | $ 6.57 |
| $11.00 - 12.90 | 365 | 8.13 | $11.63 | 138 | $12.23 |
| $13.15 - 15.03 | 193 | 8.08 | $13.31 | 119 | $13.33 |
| $1.90 - 15.03 | 1,180 | 5.42 | $ 7.77 | 879 | $ 6.41 |

The fair value of each option award is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. The fair values and the assumptions used for the 2007 to 2009 grants are shown in the table below:

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Weighted-average fair value per share of options granted | $5.44 | $5.18 | $4.06 |
| Fair value assumptions: | | | |
| Expected dividend yield | 0.93% - 1.17% | 1.23% - 1.30% | 1.53% |
| Expected stock price volatility | 45% | 43.60% - 45.50% | 45% |
| Risk-free interest rate | 4.46% - 4.68% | 2.55% - 3.29% | 1.80% |
| Expected term | 5.5 - 6.0 years | 5.3 years | 5.3 years |

Stock options are accounted for as equity instruments, and compensation cost is recognized using the straight-line method over the vesting period. Stock options generally vest over the three or four-year vesting period. Certain stock option and restricted stock awards provide for accelerated vesting if the employee retires at any time when the sum of their age and years of service is at least 75. As of December 31, 2009, the unrecognized compensation cost related to stock options was $0.7 million, which is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of options vested during the year ended December 31, 2009 was $0.8 million.

**15. Stock-Based Compensation (Continued)**

The following table summarizes information about nonvested stock option awards as of December 31, 2009 and changes for the year ended December 31, 2009 (shares in thousands):

| Stock Options | Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Nonvested at December 31, 2008 | 299 | $4.68 |
| Granted | 177 | $4.06 |
| Vested | (168) | $4.73 |
| Forfeited | (7) | $4.06 |
| Nonvested at December 31, 2009 | 301 | $4.57 |

We generally issue new shares for stock options and restricted stock, unless treasury shares are available.

***Restricted Stock***

The following table summarizes activity under our restricted stock plans (shares in thousands):

| Restricted Stock | Shares | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Unvested at beginning of year | 156 | 149 | 284 |
| Granted | 104 | 307 | 217 |
| Vested | (111) | (166) | (198) |
| Forfeited | — | (6) | (3) |
| Unvested at end of year | 149 | 284 | 300 |

Approximately $1.4 million of compensation expense related to restricted stock will be recognized over a weighted-average period of 0.7 years. The total fair value of shares vested during year ended December 31, 2009 was $2.4 million. The weighted-average fair value per share of restricted stock shares awarded during 2007, 2008 and 2009 was $11.98, $12.23 and $11.40 respectively. The aggregate intrinsic value of restricted stock vested during the years ended December 31, 2007, 2008 and 2009 was $1.8 million, $2.2 million and $1.9 million, respectively.

## 16. Quarterly Results of Operations (Unaudited)

**Quarterly financial information for the years ended December 31, 2008 and 2009 is summarized as follows (in thousands, except per share data):**

| | 2008 | | | |
|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4(a) |
| Revenues | $293,808 | $353,349 | $346,705 | $327,908 |
| Gross profit | $ 52,972 | $ 67,412 | $ 66,694 | $ 72,862 |
| Operating income | $ 12,684 | $ 24,509 | $ 21,799 | $ 20,454 |
| Income from continuing operations | $ 8,178 | $ 15,169 | $ 13,737 | $ 12,720 |
| Discontinued operations— | | | | |
| Operating income (loss), net of tax | $ 63 | $ 24 | $ 28 | $ (229) |
| Estimated loss on disposition, including tax | $ — | $ — | $ — | $ — |
| Net income | $ 8,241 | $ 15,193 | $ 13,765 | $ 12,491 |
| INCOME (LOSS) PER SHARE: | | | | |
| Basic— | | | | |
| Income from continuing operations | $ 0.21 | $ 0.38 | $ 0.35 | $ 0.33 |
| Discontinued operations— | | | | |
| Income (loss) from operations | — | — | — | (0.01) |
| Estimated loss on disposition | — | — | — | — |
| Net income | $ 0.21 | $ 0.38 | $ 0.35 | $ 0.32 |
| Diluted— | | | | |
| Income from continuing operations | $ 0.20 | $ 0.38 | $ 0.34 | $ 0.32 |
| Discontinued operations— | | | | |
| Income (loss) from operations | — | — | — | — |
| Estimated loss on disposition | — | — | — | — |
| Net income | $ 0.20 | $ 0.38 | $ 0.34 | $ 0.32 |
| Cash flow from operations | $ (1,046) | $ 27,059 | $ 20,943 | $ 35,895 |

### 16. Quarterly Results of Operations (Unaudited) (Continued)

| | 2009 | | | |
|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4(b) |
| Revenues | $280,274 | $300,349 | $291,591 | $256,693 |
| Gross profit | $ 55,153 | $ 58,321 | $ 57,405 | $ 54,671 |
| Operating income | $ 11,969 | $ 17,040 | $ 15,793 | $ 11,831 |
| Income from continuing operations | $ 7,122 | $ 10,398 | $ 9,540 | $ 7,536 |
| Discontinued operations: | | | | |
| Operating income (loss), net of tax | $ (180) | $ (207) | $ — | $ 48 |
| Estimated loss on disposition | $ — | $ (93) | $ — | $ 18 |
| Net income | $ 6,942 | $ 10,098 | $ 9,540 | $ 7,602 |
| INCOME (LOSS) PER SHARE: | | | | |
| Basic— | | | | |
| Income from continuing operations | $ 0.18 | $ 0.27 | $ 0.25 | $ 0.20 |
| Discontinued operations— | | | | |
| Loss from continuing operations | — | (0.01) | — | — |
| Estimated loss on disposition | — | — | — | — |
| Net income | $ 0.18 | $ 0.26 | $ 0.25 | $ 0.20 |
| Diluted— | | | | |
| Income from continuing operations | $ 0.18 | $ 0.27 | $ 0.25 | $ 0.20 |
| Discontinued operations— | | | | |
| Loss from continuing operations | — | (0.01) | — | — |
| Estimated loss on disposition | — | — | — | — |
| Net income | $ 0.18 | $ 0.26 | $ 0.25 | $ 0.20 |
| Cash flow from operations | $ (3,933) | $ 23,884 | $ 24,803 | $ 9,497 |

(a) During the fourth quarter of 2008, we recorded additional backcharges of $3.0 million. See Note 13 "Commitments and Contingencies" for a rollforward of 2008 activity. In addition, we recorded additional bad debt expense of $1.6 million during the fourth quarter of 2008.

(b) During the fourth quarter of 2009, we recorded additional backcharges of $2.4 million. See Note 13 "Commitment and Contingencies" for a rollforward of 2009 activity.

The sums of the individual quarterly earnings per share amounts do not necessarily agree with year-to-date earnings per share as each quarter's computation is based on the weighted average number of shares outstanding during the quarter, the weighted average stock price during the quarter and the dilutive effects of options and contingently issuable restricted stock in each quarter.

**ITEM 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

**ITEM 9A.** ***Controls and Procedures***

**Evaluation of Disclosure Controls and Procedures**

Our executive management is responsible for ensuring the effectiveness of the design and operation of our disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) are effective as of the end of the period covered by this report.

**Internal Controls over Financial Reporting**

Management's report on our internal controls over financial reporting can be found in Item 8 of this report. The Independent Registered Public Accounting Firm's Attestation Report on the effectiveness of our internal controls over financial reporting can also be found in Item 8 of this report.

**Changes in Internal Control over Financial Reporting**

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) during the three months ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

**ITEM 9B.** ***Other Information***

None.

## PART III

**ITEM 10.** ***Directors, Executive Officers and Corporate Governance***

We have adopted a code of ethics that applies to our principal executive officer, our principal financial officer, and our principal accounting officer, as well as to our other employees. This code of ethics consists of our Corporate Compliance Policy. The Company has made this code of ethics available on our website, as described in Item 1 of this annual report on Form 10-K. If we make substantive amendments to this code of ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K within four business days of such amendment or waiver.

The other information called for by this item has been omitted in accordance with the instructions to Form 10-K. The Company will file with the Commission a definitive proxy statement including the other information to be disclosed under this item in the 120 days following December 31, 2009 and such information is hereby incorporated by reference.

**ITEMS 11, 12, 13 AND 14.**

These items have been omitted in accordance with the instructions to Form 10-K. The Company will file with the Commission a definitive proxy statement including the information to be disclosed under the items in the 120 days following December 31, 2009 and such information is hereby incorporated by reference.

## PART IV

**ITEM 15.** ***Exhibits and Financial Statement Schedules***

*(a) The following documents are filed as part of this annual report on Form 10-K:*

(1) Consolidated Financial Statements (Included Under Item 8): The Index to the Consolidated Financial Statements is included on page 40 of this annual report on Form 10-K and is incorporated herein by reference.

(2) Financial Statement Schedules:

None.

*(b) Exhibits*

Reference is made to the Index of Exhibits beginning on page 84 which index is incorporated herein by reference.

*(c) Excluded financial statements:*

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**COMFORT SYSTEMS USA, INC.**

By: /s/ WILLIAM F. MURDY
William F. Murdy
*Chairman of the Board and Chief Executive Officer*

By: /s/ WILLIAM GEORGE
William George
*Executive Vice President and Chief Financial Officer*

By: /s/ JULIE S. SHAEFF
Julie S. Shaeff
*Senior Vice President and Chief Accounting Officer*

Date: March 1, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ WILLIAM F. MURDY<br>William F. Murdy | Director, Chairman of the Board and Chief Executive Officer | March 1, 2010 |
| /s/ HERMAN E. BULLS<br>Herman E. Bulls | Director | March 1, 2010 |
| /s/ ALFRED J. GIARDINELLI, JR.<br>Alfred J. Giardinelli, Jr. | Director | March 1, 2010 |
| /s/ FRANKLIN MYERS<br>Franklin Myers | Director | March 1, 2010 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ JAMES H. SCHULTZ<br>James H. Schultz | Director | March 1, 2010 |
| /s/ ROBERT D. WAGNER, JR.<br>Robert D. Wagner, Jr. | Director | March 1, 2010 |
| /s/ DARCY G. ANDERSON<br>Darcy G. Anderson | Director | March 1, 2010 |
| /s/ ALAN P. KRUSI<br>Alan P. Krusi | Director | March 1, 2010 |

## INDEX OF EXHIBITS

| Exhibit Number | Description of Exhibits | Incorporated by Reference to the Exhibit Indicated Below and to the Filing with the Commission Indicated Below: Exhibit Number | Filing or File Number |
|---|---|---|---|
| 3.1 | Second Amended and Restated Certificate of Incorporation of the Registrant. | 3.1 | 333-24021 |
| 3.2 | Certificate of Amendment dated May 21, 1998. | 3.2 | 1998 Form 10-K |
| 3.3 | Certificate of Amendment dated July 19, 2003. | 3.3 | 2003 Form 10-K |
| 3.4 | Amended and Restated Bylaws of Comfort Systems USA, Inc. | 3.1 | May 19, 2009 Form 8-K |
| 4.1 | Form of certificate evidencing ownership of Common Stock of the Registrant. | 4.1 | 333-24021 |
| *10.1 | Comfort Systems USA, Inc. 1997 Long-Term Incentive Plan. | 10.1 | 333-24021 |
| *10.2 | Comfort Systems USA, Inc. 1997 Non-Employee Directors' Stock Plan. | 10.2 | 333-24021 |
| *10.3 | Amendment to the 1997 Non-Employee Directors' Stock Plan dated May 23, 2002. | 10.3 | Second Quarter 2002 Form 10-Q/A |
| *10.4 | Comfort Systems USA, Inc. 2006 Equity Incentive Plan. | 4.5 | 333-138377 |
| *10.5 | Form of Option Award under the Comfort Systems USA, Inc. 2006 Equity Incentive Plan. | 10.6 | 2006 Form 10-K |
| *10.6 | Form of Option Award under the Comfort Systems USA, Inc. 2006 Stock Options/SAR Plan for Non-Employee Directors. | 10.7 | 2006 Form 10-K |
| *10.7 | Employment Agreement between the Company, Eastern Heating & Cooling, Inc. and Alfred J. Giardinelli, Jr. | 10.1 | Second Quarter 2003 Form 10-Q |
| 10.8 | Amended and Restated Credit Agreement by and among the Company and Wachovia Bank, N.A., Bank of Texas, N.A., Capital One, N.A. and Certain Financial Institutions dated as of February 20, 2007. | 10.1 | February 26, 2007 Form 8-K |
| *10.9 | Form of Restricted Stock Award Agreement dated March 28, 2007. | 10.25 | 2007 Form 10-K |
| *10.10 | Amended and Restated 2006 Equity Compensation Plan for Non-Employee Directors. | A | Proxy Statement April 10, 2008 |
| *10.11 | 2008 Senior Management Annual Performance Plan. | B | Proxy Statement April 9, 2008 |
| *10.12 | Form of Change in Control Agreement. | 10.2 | First Quarter 2008 Form 10-Q |

| Exhibit Number | Description of Exhibits | Incorporated by Reference to the Exhibit Indicated Below and to the Filing with the Commission Indicated Below | |
|---|---|---|---|
| | | Exhibit Number | Filing or File Number |
| *10.13 | Form of Comfort Systems USA, Inc. Executive Severance Policy. | 10.3 | First Quarter 2008 Form 10-Q |
| *10.14 | Form of Restricted Stock Award Agreement dated March 26, 2008. | 10.4 | First Quarter 2008 Form 10-Q |
| *10.15 | Summary of 2009 Incentive Compensation Plan. | 10.1 | First Quarter 2009 Form 10-Q |
| *10.16 | Form of Restricted Stock Award Agreement dated March 26, 2009. | 10.2 | First Quarter 2009 Form 10-Q |
| *10.17 | Form of Directors and Officers Indemnification Agreement. | 10.1 | May 19, 2009 Form 8-K |
| 10.18 | Schedules and Exhibits to Amended and Restated Senior Credit Facility dated February 20, 2007. | 10.1 | Second Quarter 2009 Form 10-Q |
| 21.1 | List of subsidiaries of Comfort Systems USA, Inc. | | Filed Herewith |
| 23.1 | Consent of Ernst & Young LLP. | | Filed Herewith |
| 31.1 | Rule 13a-14(a) Certification of William F. Murdy pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | Filed Herewith |
| 31.2 | Rule 13a-14(a) Certification of William George pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | Filed Herewith |
| 32.1 | Section 1350 Certification of William F. Murdy pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | Filed Herewith |
| 32.2 | Section 1350 Certification of William George pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | Filed Herewith |

* —Management contract or compensatory plan

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# Corporate Information

## Corporate Officers

**William F. Murdy**
*Chairman and Chief Executive Officer*

**Brian E. Lane**
*President and Chief Operating Officer*

**William George III**
*Executive Vice President and Chief Financial Officer*

**Thomas N. Tanner**
*Senior Vice President – Region 1*

**R. Dean Tillison**
*Senior Vice President – Region 2*

**Charles R. Diltz**
*Senior Vice President – Region 3*

**Julie S. Shaeff**
*Senior Vice President and Chief Accounting Officer*

**Kimberlee Cotter**
*Senior Vice President – Service Operations*

**W. Brewster Earle**
*Senior Vice President – Energy Services*

**Melissa A. Frazier**
*Vice President – Audit and Controls*

**Trent T. McKenna**
*Vice President and General Counsel*

## Corporate Office

*675 Bering Drive, Suite 400*
*Houston, Texas 77057*
*(713) 830-9600 Phone*
*(713) 830-9696 Fax*

## Web Site

**www.comfortsystemsusa.com**

## Board of Directors

**William F. Murdy**
*Chairman and Chief Executive Officer*
*Comfort Systems USA, Inc.*

**Herman E. Bulls**
*Chairman – Public Institutions*
*Jones Lang LaSalle, Inc.*
*President and Chief Executive Officer*
*Bulls Advisory Group, LLC*

**Fred J. Giardinelli**
*President*
*Eastern Heating and Cooling, Inc.*

**Franklin Myers**
*Operating Advisor*
*Paine and Partners*

**James H. Schultz**
*Retired President of Trane Commercial Air Conditioning Group*

**Robert D. Wagner, Jr.**
*Principal and Advisory Director*
*Rivington Capital Advisors LLC*

**Darcy G. Anderson**
*Vice Chairman*
*Hillwood*

**Alan P. Krusi**
*Executive Vice President for Corporate Development*
*AECOM Technology Corporation*

## Advisory Directors

**Steve P. Ross**
*President*
*North American Mechanical, Inc.*

**Kimberlee L. Anderson**
*President*
*Comfort Systems USA (Southeast), Inc.*

## Auditors

**Ernst & Young, LLP**
*Houston, Texas*

## Transfer Agent

**American Stock Transfer & Trust Company**
*59 Maiden Lane*
*New York, New York 10038*

## Stock Exchange Listing

**NYSE Symbol: FIX**

## Stockholders' Meeting

*May 18, 2010, at 10:00 a.m.*
*675 Bering Drive, Suite 165*
*Houston, Texas 77057*

Additional copies of this Annual Report, incorporating the Company's Form 10-K filed with the Securities and Exchange Commission, are available, without charge, through the Company's Corporate Office. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended December 31, 2009. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.


COMFORT SYSTEMS USA

*Quality People. Building Solutions.*

# 2009 Annual Report


energy
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